UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 30, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:	☒	Form 40-F:	☐

Enclosures:

•	Nokia Corporation Financial Report for Q4 and full year 2024

•	Report for Q4 and full year 2024

1 STOCK EXCHANGE RELEASE 30 January 2025

Nokia Corporation
Financial Statement Release
30 January 2025 at 08:00 EET

Nokia Corporation Financial Report for Q4 and full year 2024

Strong Q4 growth and profitability as market trends improve

•	Q4 net sales increased 9% y-o-y in constant currency (10% reported). Network Infrastructure net sales grew strongly with all units contributing, Nokia Technologies grew significantly and Cloud and Network Services also grew in Q4.
•	Comparable gross margin in Q4 increased by 250bps y-o-y to 47.2% (reported increased 280bps to 46.1%), with a strong contribution from Nokia Technologies along with smaller contributions from other businesses.
•	Q4 comparable operating margin increased 380bps y-o-y to 19.1% (reported up 540bps to 15.3%), mainly due to higher gross margin, continued cost control and higher contribution from Nokia Technologies.
•	Q4 comparable diluted EPS for the period of EUR 0.18; reported diluted EPS for the period of EUR 0.15.
•	Q4 free cash flow of EUR 0.05 billion, net cash balance of EUR 4.9 billion.
•	Full year 2024 net sales declined 9% in both reported and constant currency, of which 7 percentage points was related to India. Comparable operating profit was EUR 2.6 billion (reported EUR 2.0 billion).
•	Full year comparable diluted EPS of EUR 0.39; reported diluted EPS of 0.23.
•	Board proposes dividend authorization of EUR 0.14 per share.
•	Nokia issues full year 2025 outlook on an organic basis. Nokia expects comparable operating profit of between EUR 1.9 billion and 2.4 billion and free cash flow conversion from comparable operating profit of between 50% and 80%.

This is a summary of the Nokia Corporation Financial report for Q4 and full year 2024 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q4 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q4 AND FULL YEAR 2024 RESULTS

In the following quote, net sales growth rates are on a constant currency basis

We saw a strong finish to 2024 with 9% net sales growth year-on-year in Q4. I am optimistic that the improving market trends we are now seeing will persist into 2025. Alongside the net sales growth, we saw excellent profitability in Q4 with a comparable operating margin of 19.1%. This meant our full year comparable operating profit was EUR 2.6 billion, at the mid-point of our guidance of EUR 2.3 to 2.9 billion.

2 STOCK EXCHANGE RELEASE 30 January 2025

All business groups delivered a strong operational performance in the quarter. Net sales growth in Network Infrastructure accelerated to 17%, with IP Networks growing 24%, Fixed Networks 16% and Optical Networks 7%. This reflected a strong recovery in demand from communication service providers, notably in North America.

Mobile Networks net sales stabilized with continued resilience in gross margin. We also secured many important deals, winning 18 000 additional base station sites, since the start of 2024 on a net basis. This was achieved while maintaining our commercial and pricing discipline to protect our gross margins.

Cloud and Network Services returned to 7% net sales growth in the quarter, despite a headwind of 4 percentage points from a prior business disposal, and its operating margin improved over the full year. Both Core Networks and Enterprise Campus Edge grew strongly. The fourth quarter saw the acquisition of Rapid’s technology assets. This will bolster our R&D capacity in Network as Code and increase our developer access. Taken together with our autonomous networks application suite, we are accelerating our efforts to help operators fully automate and monetize their networks.

Nokia Technologies had an extremely active quarter. We signed a deal with Transsion, a previously unlicensed mobile devices vendor, along with multimedia deals with HP and Samsung, as well as many other smaller deals. Our annual net sales run-rate increased to approximately between EUR 1.3 and 1.4 billion in Q4, progressing towards our mid-term EUR 1.4 to 1.5 billion target.

We delivered a strong cash performance throughout 2024, ending with full year free cash flow of EUR 2.0 billion. This means we continue to have a strong balance sheet supporting our business with net cash of EUR 4.9 billion at the end of the year, even after returning EUR 1.4 billion to shareholders through dividend and share buybacks. The Board is proposing an increase in the dividend to EUR 0.14 per share in respect of the financial year 2024. We also continue to execute against our outstanding share buyback program to offset any dilution from the equity component of our pending Infinera acquisition. Going forward, our target remains to maintain a net cash position of between 10-15% of annual net sales.

Q4 also saw further progress in efforts to expand our presence in the data center market. We signed important deals with Microsoft and Nscale for our data center switching products, along with announcing partnerships with both Kyndryl and Lenovo. We are now stepping up our investments to broaden our addressable market in data center IP networking. We will invest up to an additional EUR 100 million in annual operating expenses with a view to driving incremental net sales of EUR 1 billion by 2028. In the short-term this will moderate the pace of operating margin expansion in Network Infrastructure, but we anticipate a strong return on investment considering the momentum we already have today in the market.

Looking further ahead into 2025, we expect the improved trends we have seen in Network Infrastructure in the second half of this year, to sustain and drive strong growth. Cloud and Network Services is also expected to grow with strong 5G Core momentum and growth in our Enterprise Campus Edge business. End markets in Mobile Networks are improving and we currently assume largely stable net sales. Nokia Technologies is expected to deliver approximately EUR 1.1 billion of operating profit.

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At the Nokia level, we currently estimate we will deliver comparable operating profit of between EUR 1.9 and 2.4 billion in 2025. We also target free cash flow conversion from comparable operating profit of between 50% and 80%. Excluding the one-time items that benefited 2024 by over EUR 700 million which were mostly in the first half of the year, this guidance would imply a strong improvement in our comparable operating profit in 2025 despite select increased investments.

Given the market volatility in 2024, our results demonstrate the responsiveness and capacity of the Nokia team to execute in all market conditions. I thank the whole Nokia team for their commitment, hard work and drive which made these results possible.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q4'24	Q4'23	YoY change		Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change		Constant currency YoY change
Reported results
Net sales	5 983	5 416	10%		9%	19 220	21 138	(9)%		(9)%
Gross margin %	46.1%	43.3%	280	bps		46.1%	40.4%	570	bps
Research and development expenses	(1 136)	(1 080)	5%			(4 512)	(4 277)	5%
Selling, general and administrative expenses	(789)	(774)	2%			(2 890)	(2 878)	0%
Operating profit	917	534	72%			1 999	1 661	20%
Operating margin %	15.3%	9.9%	540	bps		10.4%	7.9%	250	bps
Profit/(loss) from continuing operations	746	(51)				1 711	649	164%
Profit/(loss) from discontinued operations	67	18	272%			(427)	30
Profit/(loss) for the period	813	(33)				1 284	679	89%
EPS for the period, diluted	0.15	(0.01)				0.23	0.12	92%
Net cash and interest-bearing financial investments	4 854	4 323	12%			4 854	4 323	12%
Comparable results
Net sales	5 983	5 416	10%		9%	19 220	21 138	(9)%		(9)%
Gross margin %	47.2%	44.7%	250	bps		47.1%	41.1%	600	bps
Research and development expenses	(1 129)	(1 023)	10%			(4 298)	(4 143)	4%
Selling, general and administrative expenses	(638)	(615)	4%			(2 423)	(2 448)	(1)%
Operating profit	1 142	830	38%			2 619	2 337	12%
Operating margin %	19.1%	15.3%	380	bps		13.6%	11.1%	250	bps
Profit for the period	977	555	76%			2 175	1 590	37%
EPS for the period, diluted	0.18	0.10	80%			0.39	0.28	39%
ROIC(1)	13.0%	9.9%	310	bps		13.0%	9.9%	310	bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Alternative performance measures section in Nokia Corporation Financial Report for Q4 and full year 2024 for details.

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q4'24	Q4'23	Q4'24	Q4'23	Q4'24	Q4'23	Q4'24	Q4'23	Q4'24	Q4'23
Net sales	2 031	1 712	2 431	2 450	1 054	977	463	251	6	25
YoY change	19%		(1)%		8%		84%		(76)%
Constant currency YoY change	17%		(2)%		7%		85%		(76)%
Gross margin %	45.4%	44.7%	38.1%	38.3%	48.1%	47.6%	99.8%	100.0%
Operating profit/(loss)	398	264	187	281	236	223	356	169	(35)	(106)
Operating margin %	19.6%	15.4%	7.7%	11.5%	22.4%	22.8%	76.9%	67.3%

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SHAREHOLDER DISTRIBUTION

Dividend

The Board of Directors proposes that the Annual General Meeting 2025 authorizes the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of the financial year 2024. The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

Under the current authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 30 January 2025, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 4 February 2025 and the dividend will be paid on 13 February 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution of the fourth installment and executed payments of the previous installments, the Board has no remaining distribution authorization.

Share buyback programs

In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The share buyback execution started on 20 March 2024. On 19 July 2024, Nokia's Board of Directors decided to accelerate the timeframe for the share buyback program with the aim of completing the full EUR 600 million program by the end of the year instead of the initial two year timeframe. The program was completed on 21 November 2024 and the repurchased 157 646 220 shares were canceled on 4 December 2024.

On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that valued Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares ("ADSs"), depending on the elections of Infinera shareholders. To offset the dilution from the transaction to Nokia shareholders, on 22 November 2024 Nokia announced a new share buyback program targeting to repurchase 150 million shares for an aggregate purchase price not exceeding EUR 900 million. Under this share buyback program, by 31 December 2024, Nokia had repurchased 19 186 046 of its own shares at an average price per share of approximately EUR 4.14.

OUTLOOK

Full Year 2025
Comparable operating profit(1)	EUR 1.9 billion to EUR 2.4 billion (excluding any impact from pending Infinera acquisition)
Free cash flow(1)	50% to 80% conversion from comparable operating profit (excluding any impact from pending Infinera acquisition)

1Please refer to Alternative performance measures section in Nokia Corporation Financial Report for Q4 and full year 2024 for a full explanation of how these terms are defined.

5 STOCK EXCHANGE RELEASE 30 January 2025

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report. release.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook. Considering the pending Infinera acquisition along with the transfer of Managed Services from Cloud and Network Services to Mobile Networks (further details of this transfer are included in the Additional Topics section), Nokia is not currently providing assumptions by business group as it did previously.

Full year 2025
Group Common and Other operating expenses	approximately EUR 400 million
Comparable financial income and expenses	Positive EUR 50 to 150 million
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 450 million
Capital Expenditures	EUR 550 million

2026 TARGETS

Nokia's current targets for its existing perimeter of the business for 2026 are outlined below. This does not consider pending acquisitions. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term.

Net sales	Grow faster than the market
Comparable operating margin(1)	≥ 13%
Free cash flow(1)	55% to 85% conversion from comparable operating profit

1 Please refer to Alternative Performance measures section in Nokia Corporation Financial Report for Q4 and full year 2024 for a full explanation of how these terms are defined.

The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026:

Network Infrastructure	13 - 16% operating margin
Mobile Networks	6 - 9% operating margin
Cloud and Network Services	7 - 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million of operating expenses

ADDITIONAL TOPICS

Progress on Infinera acquisition

On 27 June 2024, Nokia announced a definitive agreement under which Nokia will acquire Infinera, a global supplier of innovative open optical networking solutions and advanced optical semiconductors. The acquisition process continues to proceed as expected. On 13 September 2024, the applicable waiting period under the US pre-merger review expired and the Department of Justice decided not to investigate the planned transaction. On 1 October 2024, Infinera shareholders approved the planned acquisition. On 7 October 2024, Nokia and Infinera received approval from the Committee on Foreign Investment in the United States (CFIUS). During the fourth quarter Nokia received many of the outstanding required approvals for the deal. At this point approval from the European Union and Taiwan, along with contractual closing conditions, are the major items outstanding to proceed to closing. Assuming the current target timelines, Nokia and Infinera now expect the deal to close during the first quarter of 2025.

6 STOCK EXCHANGE RELEASE 30 January 2025

Nokia exercised NSB call option to simplify ownership structure in China

Nokia and its joint venture partner China Huaxin have been together reviewing the future ownership structure of Nokia Shanghai Bell (NSB). Following those discussions, Nokia exercised its call option, outlined in NSB’s shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This will allow Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market.

Since the creation of the joint venture Nokia has recorded a liability on its balance sheet based on the estimated future cash settlement to acquire China Huaxin's ownership interest. The execution of the call option is subject to completing required steps under the shareholders' agreement.

Managed Services business transferred from Cloud and Network Services into Mobile Networks in 2025

Nokia has moved its Managed Services business into Mobile Networks (MN), effective 1 January 2025. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and since 2021 has been part of our Cloud and Network Services (CNS) business group. Considering CNS is increasingly transitioning towards cloud-native software sales, 'as-a-service' product offerings and helping customers to monetize networks through API's, Nokia believes that this business is more aligned and fits better with its MN business. Based on 2024 results, this change is expected to lead to a transfer of approximately EUR 430 million of net sales and approximately EUR 40 million of comparable operating profit from CNS to MN. Nokia will provide recast financial information for 2024 for MN and CNS reflecting this change prior to Nokia's Q1 financial results.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
•	Changes in customer network investments related to their ability to monetize the network;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
•	Disturbance in the global supply chain;
•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates;
•	Potential economic impact and disruption of global pandemics;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new, renewed and existing patent licensing agreements with licensees;

7 STOCK EXCHANGE RELEASE 30 January 2025

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
•	The outcomes of on-going and potential disputes and litigation;
•	Our ability to execute, complete, successfully integrate and realize the expected benefits from our ongoing transactions;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, "see", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

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ANALYST WEBCAST

•	Nokia's webcast will begin on 30 January 2025 at 11.30 a.m. Finnish time (EET). The webcast will last approximately 60 minutes.
•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.
•	A link to the webcast will be available at www.nokia.com/financials.
•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its "Nokia in 2024" annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 10 March 2025.
•	Nokia plans to publish its first quarter 2025 results on 24 April 2025.
•	Nokia's Annual General Meeting 2025 is planned to be held on 29 April 2025.
•	Nokia plans to publish its second quarter and half year 2025 results on 24 July 2025.
•	Nokia plans to publish its third quarter and January-September 2025 results on 23 October 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

Report for Q4 and full year 2024

Strong Q4 growth and profitability as market trends improve

- Q4 net sales increased 9% y-o-y in constant currency (10% reported). Network Infrastructure net sales grew strongly with all units contributing, Nokia Technologies grew significantly and Cloud and Network Services also grew in Q4.
- Comparable gross margin in Q4 increased by 250bps y-o-y to 47.2% (reported increased 280bps to 46.1%), with a strong contribution from Nokia Technologies along with smaller contributions from other businesses.
- Q4 comparable operating margin increased 380bps y-o-y to 19.1% (reported up 540bps to 15.3%), mainly due to higher gross margin, continued cost control and higher contribution from Nokia Technologies.
- Q4 comparable diluted EPS for the period of EUR 0.18; reported diluted EPS for the period of EUR 0.15.
- Q4 free cash flow of EUR 0.05 billion, net cash balance of EUR 4.9 billion.
- Full year 2024 net sales declined 9% in both reported and constant currency, of which 7 percentage points was related to India. Comparable operating profit was EUR 2.6 billion (reported EUR 2.0 billion).
- Full year comparable diluted EPS of EUR 0.39; reported diluted EPS of 0.23.
- Board proposes dividend authorization of EUR 0.14 per share.
- Nokia issues full year 2025 outlook on an organic basis. Nokia expects comparable operating profit of between EUR 1.9 billion and 2.4 billion and free cash flow conversion from comparable operating profit of between 50% and 80%.

EUR million (except for EPS in EUR)	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Reported results								
Net sales	**5 983**	5 416	10%	9%	**19 220**	21 138	(9)%	(9)%
Gross margin %	**46.1%**	43.3%	280bps		**46.1%**	40.4%	570bps	
Research and development expenses	**(1 136)**	(1 080)	5%		**(4 512)**	(4 277)	5%	
Selling, general and administrative expenses	**(789)**	(774)	2%		**(2 890)**	(2 878)	0%	
Operating profit	**917**	534	72%		**1 999**	1 661	20%	
Operating margin %	**15.3%**	9.9%	540bps		**10.4%**	7.9%	250bps	
Profit/(loss) from continuing operations	**746**	(51)			**1 711**	649	164%	
Profit/(loss) from discontinued operations	**67**	18	272%		**(427)**	30		
Profit/(loss) for the period	**813**	(33)			**1 284**	679	89%	
EPS for the period, diluted	**0.15**	(0.01)			**0.23**	0.12	92%	
Net cash and interest-bearing financial investments	**4 854**	4 323	12%		**4 854**	4 323	12%	
Comparable results								
Net sales	**5 983**	5 416	10%	9%	**19 220**	21 138	(9)%	(9)%
Gross margin %	**47.2%**	44.7%	250bps		**47.1%**	41.1%	600bps	
Research and development expenses	**(1 129)**	(1 023)	10%		**(4 298)**	(4 143)	4%	
Selling, general and administrative expenses	**(638)**	(615)	4%		**(2 423)**	(2 448)	(1)%	
Operating profit	**1 142**	830	38%		**2 619**	2 337	12%	
Operating margin %	**19.1%**	15.3%	380bps		**13.6%**	11.1%	250bps	
Profit for the period	**977**	555	76%		**2 175**	1 590	37%	
EPS for the period, diluted	**0.18**	0.10	80%		**0.39**	0.28	39%	
ROIC[1]	**13.0%**	9.9%	310bps		**13.0%**	9.9%	310bps	

(1) Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to the Alternative performance measures section in this report for details.

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	**Q4'24**	**Q4'23**	**Q4'24**	**Q4'23**	**Q4'24**	**Q4'23**	**Q4'24**	**Q4'23**	**Q4'24**	**Q4'23**
Net sales	**2 031**	1 712	**2 431**	2 450	**1 054**	977	**463**	251	**6**	25
YoY change	**19%**		**(1)%**		**8%**		**84%**		**(76)%**	
Constant currency YoY change	**17%**		**(2)%**		**7%**		**85%**		**(76)%**	
Gross margin %	**45.4%**	44.7%	**38.1%**	38.3%	**48.1%**	47.6%	**99.8%**	100.0%		
Operating profit/(loss)	**398**	264	**187**	281	**236**	223	**356**	169	**(35)**	(106)
Operating margin %	**19.6%**	15.4%	**7.7%**	11.5%	**22.4%**	22.8%	**76.9%**	67.3%		

30 January 2025 1

In the following quote, net sales growth rates are on a constant currency basis. We saw a strong finish to 2024 with 9% net sales growth year-on-year in Q4. I am optimistic that the improving market trends we are now seeing will persist into 2025. Alongside the net sales growth, we saw excellent profitability in Q4 with a comparable operating margin of 19.1%. This meant our full year comparable operating profit was EUR 2.6 billion, at the mid-point of our guidance of EUR 2.3 to 2.9 billion. All business groups delivered a strong operational performance in the quarter. Net sales growth in Network Infrastructure accelerated to 17%, with IP Networks growing 24%, Fixed Networks 16% and Optical Networks 7%. This reflected a strong recovery in demand from communication service providers, notably in North America. Mobile Networks net sales stabilized with continued resilience in gross margin. We also secured many important deals, winning 18 000 additional base station sites, since the start of 2024 on a net basis. This was achieved while maintaining our commercial and pricing discipline to protect our gross margins. Cloud and Network Services returned to 7% net sales growth in the quarter, despite a headwind of 4 percentage points from a prior business disposal, and its operating margin improved over the full year. Both Core Networks and Enterprise Campus Edge grew strongly. The fourth quarter saw the acquisition of Rapid’s technology assets. This will bolster our R&D capacity in Network as Code and increase our developer access. Taken together with our autonomous networks application suite, we are accelerating our efforts to help operators fully automate and monetize their networks. Nokia Technologies had an extremely active quarter. We signed a deal with Transsion, a previously unlicensed mobile devices vendor, along with multimedia deals with HP and Samsung, as well as many other smaller deals. Our annual net sales run-rate increased to approximately between EUR 1.3 and 1.4 billion in Q4, progressing towards our mid-term EUR 1.4 to 1.5 billion target. We delivered a strong cash performance throughout 2024, ending with full year free cash flow of EUR 2.0 billion. This means we continue to have a strong balance sheet supporting our business with net cash of EUR 4.9 billion at the end of the year, even after returning EUR 1.4 billion to shareholders through dividend and share buybacks. The Board is proposing an increase in the dividend to EUR 0.14 per share in respect of the financial year 2024. We also continue to execute against our outstanding share buyback program to offset any dilution from the equity component of our pending Infinera acquisition. Going forward, our target remains to maintain a net cash position of between 10-15% of annual net sales. Q4 also saw further progress in efforts to expand our presence in the data center market. We signed important deals with Microsoft and Nscale for our data center switching products, along with announcing partnerships with both Kyndryl and Lenovo. We are now stepping up our investments to broaden our addressable market in data center IP networking. We will invest up to an additional EUR 100 million in annual operating expenses with a view to driving incremental net sales of EUR 1 billion by 2028. In the short-term this will moderate the pace of operating margin expansion in Network Infrastructure, but we anticipate a strong return on investment considering the momentum we already have today in the market. Looking further ahead into 2025, we expect the improved trends we have seen in Network Infrastructure in the second half of this year, to sustain and drive strong growth. Cloud and Network Services is also expected to grow with strong 5G Core momentum and growth in our Enterprise Campus Edge business. End markets in Mobile Networks are improving and we currently assume largely stable net sales. Nokia Technologies is expected to deliver approximately EUR 1.1 billion of operating profit. At the Nokia level, we currently estimate we will deliver comparable operating profit of between EUR 1.9 and 2.4 billion in 2025. We also target free cash flow conversion from comparable operating profit of between 50% and 80%. Excluding the one-time items that benefited 2024 by over EUR 700 million which were mostly in the first half of the year, this guidance would imply a strong improvement in our comparable operating profit in 2025 despite select increased investments. Given the market volatility in 2024, our results demonstrate the responsiveness and capacity of the Nokia team to execute in all market conditions. I thank the whole Nokia team for their commitment, hard work and drive which made these results possible. 30 January 2025 2

Shareholder distribution Dividend The Board of Directors proposes that the Annual General Meeting 2025 authorizes the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of the financial year 2024. The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. Under the current authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. On 30 January 2025, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 4 February 2025 and the dividend will be paid on 13 February 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution of the fourth installment and executed payments of the previous installments, the Board has no remaining distribution authorization. Share buyback programs In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The share buyback execution started on 20 March 2024. On 19 July 2024, Nokia's Board of Directors decided to accelerate the timeframe for the share buyback program with the aim of completing the full EUR 600 million program by the end of the year instead of the initial two year timeframe. The program was completed on 21 November 2024 and the repurchased 157 646 220 shares were canceled on 4 December 2024. On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that valued Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares ("ADSs"), depending on the elections of Infinera shareholders. To offset the dilution from the transaction to Nokia shareholders, on 22 November 2024 Nokia announced a new share buyback program targeting to repurchase 150 million shares for an aggregate purchase price not exceeding EUR 900 million. Under this share buyback program, by 31 December 2024, Nokia had repurchased 19 186 046 of its own shares at an average price per share of approximately EUR 4.14. 30 January 2025 3

Outlook Full Year 2025 Comparable operating profit(1) EUR 1.9 billion to EUR 2.4 billion (excluding any impact from pending Infinera acquisition) Free cash flow(1) 50% to 80% conversion from comparable operating profit (excluding any impact from pending Infinera acquisition) (1) Please refer to Alternative performance measures section in this report for a full explanation of how these terms are defined. The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report. Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook. Considering the pending Infinera acquisition along with the transfer of Managed Services from Cloud and Network Services to Mobile Networks (further details of this transfer are included in the Additional Topics section of this report), Nokia is not currently providing assumptions by business group as it did previously. Full year 2025 Group Common and Other operating expenses approximately EUR 400 million Comparable financial income and expenses Positive EUR 50 to 150 million Comparable income tax rate ~25% Cash outflows related to income taxes EUR 450 million Capital Expenditures EUR 550 million 2026 targets Nokia's current targets for its existing perimeter of the business for 2026 are outlined below. This does not consider pending acquisitions. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term. Net sales Grow faster than the market Comparable operating margin(1) ≥ 13% Free cash flow(1) 55% to 85% conversion from comparable operating profit (1) Please refer to Alternative performance measures section in this report for a full explanation of how these terms are defined. The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026: Network Infrastructure 13 - 16% operating margin Mobile Networks 6 - 9% operating margin Cloud and Network Services 7 - 10% operating margin Nokia Technologies Operating profit more than EUR 1.1 billion Group common and other Approximately EUR 300 million of operating expenses 30 January 2025 4

Financial Results Q4 2024 compared to Q4 2023 Net sales In Q4 2024, reported net sales increased 10% and were positively impacted by foreign exchange rate fluctuations along with the following drivers. On a constant currency basis, Nokia's net sales increased 9% as Network Infrastructure, Nokia Technologies and Cloud and Network Services grew year-on-year, while Mobile Networks declined slightly. Network Infrastructure grew 17%, as all businesses returned to year-on-year growth following multiple quarters of strong order growth. Nokia Technologies net sales increased 85%, mainly benefiting from catch-up net sales related to deals signed in the quarter, as well as higher run-rate sales related to deals signed earlier in the year. Cloud and Network Services grew 7% led by growth in both Core Networks and Enterprise Campus Edge. The 2% decline in Mobile Networks reflected a decline in APAC, which was partially offset by strong growth in both the Americas and EMEA. Gross margin Reported gross margin increased 280 basis points to 46.1% in Q4 2024 and comparable gross margin increased 250 basis points to 47.2%. The improvement was mainly driven by strong net sales in Nokia Technologies, with smaller underlying improvements across the other business groups. These improvements more than offset higher variable pay accruals compared to the year-ago quarter. Operating profit and margin Reported operating profit in Q4 2024 increased 72% and was EUR 917 million, or 15.3% of net sales, up from 9.9% in the year-ago quarter. Comparable operating profit increased 38% to EUR 1 142 million, while comparable operating margin was 19.1%, up from 15.3% in the year-ago quarter. The increase was driven by higher gross profit and higher other operating income. Operating expenses increased, due to higher variable pay accruals compared to the year-ago quarter. Excluding this impact, operating expenses were lower year-on-year reflecting ongoing cost reductions. The higher other operating income in Q4 2024 mainly reflected higher gains related to Nokia's venture fund investments, somewhat offset by lower sales of digital assets and smaller gains from hedging compared to the year-ago period. Nokia's venture fund investments generated a gain of approximately EUR 60 million in Q4 2024, primarily related to foreign exchange movements compared to a loss of approximately EUR 40 million in Q4 2023. The impact of hedging in Q4 2024 was positive EUR 3 million, compared to a positive impact of EUR 21 million in Q4 2023. In Q4 2024, the difference between reported and comparable operating profit was primarily driven by restructuring and associated charges, the amortization of acquired intangible assets, and transaction and related costs associated with the Infinera acquisition. In Q4 2023, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment and write-off of assets. Profit/loss from continuing operations Reported profit from continuing operations in Q4 2024 was EUR 746 million, compared to a loss of EUR 51 million in Q4 2023. Comparable profit from continuing operations in Q4 2024 was EUR 977 million, compared to EUR 555 million in Q4 2023. The increase in comparable profit from continuing operations was driven by the increase in comparable operating profit along with a net positive movement in financial income and expense, reflecting favorable foreign exchange fluctuations and lower interest expenses. There was also a slight decrease in income tax expenses. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in Q4 2024 was mainly due to the fair value reduction of current equity investments in Vodafone Idea, as well as changes in the recognition of deferred tax assets. In Q4 2023, the difference between reported and comparable profit from continuing operations was mainly due to the non-recurring tax expense related to an internal operating model change that led to a remeasurement of deferred tax assets, as well as a deferred tax benefit due to tax rate changes and the change in financial liability to acquire non-controlling interest in Nokia Shanghai Bell. Profit from discontinued operations The accounting for Submarine Networks was moved into discontinued operations in Q2 2024. Reported profit from discontinued operations in Q4 2024 was EUR 67 million, mainly related to Submarine Networks operating profit and a gain related to the sale of the business, compared to a profit of EUR 18 million in Q4 2023. Earnings per share Reported diluted EPS from continuing operations was EUR 0.14 in Q4 2024, compared to negative EUR 0.01 in Q4 2023. Comparable diluted EPS from continuing operations was EUR 0.18 in Q4 2024, compared to EUR 0.10 in Q4 2023. Reported diluted EPS from discontinued operations was EUR 0.01 in Q4 2024, compared to 0.00 in Q4 2023. Reported diluted EPS was EUR 0.15 in Q4 2024, compared to negative EUR 0.01 in Q4 2023. Comparable diluted EPS was EUR 0.18 in Q4 2024 compared to EUR 0.10 in Q4 2023. Comparable return on Invested Capital (ROIC) Q4 2024 comparable ROIC was 13.0%, compared to 9.9% in Q4 2023. The increase reflected higher operating profit after tax for the rolling four quarters, combined with lower average invested capital for the rolling four quarters. The lower average invested capital reflected lower average total equity, a decrease in average total interest-bearing liabilities, and an increase in average total cash and interest-bearing financial investments. Cash performance During Q4 2024, net cash decreased by EUR 606 million, resulting in an end-of-quarter net cash balance of EUR 4 854 million. Total cash decreased by EUR 457 million sequentially to EUR 8 741 million. Free cash flow was positive EUR 51 million in Q4 2024. 30 January 2025 5

Additional topics Progress on Infinera acquisition On 27 June 2024, Nokia announced a definitive agreement under which Nokia will acquire Infinera, a global supplier of innovative open optical networking solutions and advanced optical semiconductors. The acquisition process continues to proceed as expected. On 13 September 2024, the applicable waiting period under the US pre-merger review expired and the Department of Justice decided not to investigate the planned transaction. On 1 October 2024, Infinera shareholders approved the planned acquisition. On 7 October 2024, Nokia and Infinera received approval from the Committee on Foreign Investment in the United States (CFIUS). During the fourth quarter Nokia received many of the outstanding required approvals for the deal. At this point approval from the European Union and Taiwan, along with contractual closing conditions, are the major items outstanding to proceed to closing. Assuming the current target timelines, Nokia and Infinera now expect the deal to close during the first quarter of 2025. Nokia exercised NSB call option to simplify ownership structure in China Nokia and its joint venture partner China Huaxin have been together reviewing the future ownership structure of Nokia Shanghai Bell (NSB). Following those discussions, Nokia exercised its call option, outlined in NSB’s shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This will allow Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market. Since the creation of the joint venture Nokia has recorded a liability on its balance sheet based on the estimated future cash settlement to acquire China Huaxin's ownership interest. The execution of the call option is subject to completing required steps under the shareholders' agreement. Managed Services business transferred from Cloud and Network Services into Mobile Networks in 2025 Nokia has moved its Managed Services business into Mobile Networks (MN), effective 1 January 2025. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and since 2021 has been part of our Cloud and Network Services (CNS) business group. Considering CNS is increasingly transitioning towards cloud-native software sales, 'as-a-service' product offerings and helping customers to monetize networks through API's, Nokia believes that this business is more aligned and fits better with its MN business. Based on 2024 results, this change is expected to lead to a transfer of approximately EUR 430 million of net sales and approximately EUR 40 million of comparable operating profit from CNS to MN. Nokia will provide recast financial information for 2024 for MN and CNS reflecting this change prior to Nokia's Q1 financial results. 30 January 2025 6

Segment Details

Network Infrastructure

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Net sales	**2 031**	1 712	19%	17%	**6 518**	6 917	(6)%	(6)%
IP Networks	**822**	650	26%	24%	**2 583**	2 606	(1)%	(1)%
Optical Networks	**521**	478	9%	7%	**1 636**	1 942	(16)%	(15)%
Fixed Networks	**689**	584	18%	16%	**2 299**	2 369	(3)%	(3)%
Gross profit	**923**	765	21%		**2 737**	2 910	(6)%	
Gross margin %	**45.4%**	44.7%	70bps		**42.0%**	42.1%	(10)bps	
Operating profit	**398**	264	51%		**761**	1 016	(25)%	
Operating margin %	**19.6%**	15.4%	420bps		**11.7%**	14.7%	(300)bps	
Adjusted free cash flow	**389**	540	(28)%		**570**	832	(31)%	
Continuing operations	**218**	464	(53)%		**433**	936	(54)%	
Discontinued operations[(1)]	**171**	76			**137**	(104)		
Net sales by region								
Americas	**861**	738	17%	14%	**2 726**	2 813	(3)%	(3)%
APAC	**489**	310	58%	55%	**1 426**	1 580	(10)%	(9)%
EMEA	**682**	665	3%	1%	**2 366**	2 524	(6)%	(7)%

(1) Comprises Submarine Networks business which has been presented as discontinued operation beginning from the second quarter of 2024. The comparative amounts have been revised accordingly.

Network Infrastructure **net sales** increased 19% on a reported basis and 17% on a constant currency basis in the fourth quarter with growth in all business divisions. Growth in APAC came mainly from India and Greater China. In Americas the growth was strong in North America and in EMEA the growth came from Europe.

IP Networks net sales grew strongly this quarter, increasing 24% on a constant currency basis. Net sales increased in all regions, with particularly strong growth in the Americas, as North America business trends continue to show signs of improvement. IP Networks saw continued year-on-year growth with both webscale and enterprise customers.

Optical Networks net sales grew 7% on a constant currency basis. The net sales performance was driven primarily by APAC, with strong growth in both Rest of APAC and India while EMEA declined.

Fixed Networks grew strongly in the quarter, with net sales increasing 16% on a constant currency basis. This was largely driven by a strong performance in APAC, where India grew significantly versus the year-ago quarter related to fixed wireless access deployments. Elsewhere, Americas also grew strongly driven by North America where there was continued investment in consumer premises devices, while EMEA was relatively stable.

Gross profit improved year-on-year primarily driven by an increase in net sales and beneficial product mix. **Gross margin** improved across all businesses.

Operating profit and **operating margin** both increased year-on-year, reflecting higher gross profit, partially offset by higher operating expenses impacted by higher variable pay accruals.

Adjusted free cash flow in the fourth quarter (excluding Submarine Networks) was EUR 218 million reflecting solid operating profit somewhat offset by outflows from net working capital, mainly related to an increase in receivables. Adjusted free cash flow from discontinued operations was positive EUR 171 million.

30 January 2025 7

Mobile Networks

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Net sales	**2 431**	2 450	(1)%	(2)%	**7 725**	9 797	(21)%	(21)%
Gross profit	**926**	938	(1)%		**3 141**	3 433	(9)%	
Gross margin %	**38.1%**	38.3%	(20)bps		**40.7%**	35.0%	570bps	
Operating profit	**187**	281	(34)%		**409**	723	(43)%	
Operating margin %	**7.7%**	11.5%	(380)bps		**5.3%**	7.4%	(210)bps	
Adjusted free cash flow	**(276)**	328			**1 472**	(746)		
Net sales by region								
Americas	**738**	674	9%	9%	**2 365**	2 618	(10)%	(9)%
APAC	**775**	894	(13)%	(14)%	**2 461**	4 184	(41)%	(40)%
EMEA	**917**	883	4%	3%	**2 899**	2 995	(3)%	(3)%

Mobile Networks **net sales** declined 1% on a reported basis and 2% on a constant currency basis.

The net sales decline was driven by APAC, while both Americas and EMEA grew. Within APAC, the net sales decline in India moderated, while rest of APAC and Greater China declined at double-digit rates. Within the Americas, North America grew at a double-digit rate mainly as a result of low levels of investment in the year-ago quarter, while Latin America declined. In EMEA, Europe grew benefiting from recent commercial momentum in the region.

The fourth quarter **gross margin** was stable compared to the year-ago quarter as favorable business mix was offset by higher variable pay accruals. Nokia continues to focus on a number of initiatives to improve its gross margin in Mobile Networks despite operating in what remains a highly competitive market.

Operating profit was lower year-on-year in Q4 2024 as operating expenses increased. Underlying cost reductions were offset by higher variable pay accruals compared to the year-ago quarter. The **operating margin** declined due to the increased operating expenses offsetting stable gross margin.

Adjusted free cash flow in the fourth quarter was negative EUR 276 million mainly reflecting outflows from net working capital, related to an increase in receivables.

Cloud and Network Services

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Net sales	**1 054**	977	8%	7%	**3 022**	3 220	(6)%	(6)%
Gross profit	**507**	465	9%		**1 235**	1 276	(3)%	
Gross margin %	**48.1%**	47.6%	50bps		**40.9%**	39.6%	130bps	
Operating profit	**236**	223	6%		**249**	255	(2)%	
Operating margin %	**22.4%**	22.8%	(40)bps		**8.2%**	7.9%	30bps	
Adjusted free cash flow	**(13)**	253			76	211		
Net sales by region								
Americas	**478**	426	12%	10%	**1 184**	1 306	(9)%	(9)%
APAC	**209**	187	12%	11%	**649**	649	0%	2%
EMEA	**367**	364	1%	0%	**1 189**	1 265	(6)%	(6)%

Cloud and Network Services **net sales** increased 8% on a reported basis, and 7% on a constant currency basis. The growth was mainly driven by strength in both Core Networks and Enterprise Campus Edge. Net sales growth was negatively impacted by approximately 4 percentage points related to the divestment of Device Management and Service Management Platform businesses earlier in 2024.

From a regional perspective, Cloud and Network Services saw strong net sales growth in the Americas, driven by North America, as well as in the APAC region.

Gross margin increased slightly year-on-year which was helped by beneficial regional mix and improvement in cost of delivery.

Operating profit improved while the **operating margin** was stable year-on-year. The increased gross profit was partially offset by higher operating expenses which reflected higher variable pay accruals compared to the year-ago period.

Adjusted free cash flow in the fourth quarter was negative EUR 13 million reflecting strong operating profit, offset by outflows from net working capital, mainly related to an increase in receivables.

30 January 2025 8

Nokia Technologies

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Net sales	**463**	251	84%	85%	**1 928**	1 085	78%	78%
Gross profit	**462**	251	84%		**1 926**	1 085	78%	
Gross margin %	**99.8%**	100.0%	(20)bps		**99.9%**	100.0%	(10)bps	
Operating profit	**356**	169	111%		**1 514**	734	106%	
Operating margin %	**76.9%**	67.3%	960bps		**78.5%**	67.6%	1 090bps	
Adjusted free cash flow	**173**	746	(77%)		**868**	1 356	(36%)	

Nokia Technologies **net sales** increased 84% on a reported basis and 85% on a constant currency basis in the fourth quarter. The strong growth was due to catch-up payments and also a higher net sales run-rate from deals signed in the quarter along with previously signed smartphone license agreement renewals which were in litigation in the year-ago quarter. Nokia Technologies continues to make good progress in expanding to new areas such as automotive, consumer electronics, IoT and multimedia.

Agreements signed in the quarter included Transsion (a previously unlicensed mobile device vendor), multimedia-related agreements with HP and Samsung, and other smaller deals.

Nokia Technologies annual net sales run-rate has now increased from approximately EUR 1.3 billion to approximately EUR 1.3 to 1.4 billion in the fourth quarter.

The strong increase in **operating profit** primarily reflected the net sales growth, somewhat offset by higher operating expenses in the quarter due to higher variable pay accruals compared to the year-ago quarter and continued R&D investment.

Adjusted free cash flow in the fourth quarter was EUR 173 million as Nokia received some prepayments in 2023 in Nokia Technologies which impacted cash conversion in 2024. It is expected to align more closely with operating profit from 2025 onwards.

Group Common and Other

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Net sales	**6**	25	(76)%	(76)%	**34**	130	(74)%	(74)%
Gross profit/(loss)	**7**	2			**5**	(6)		
Operating loss	**(35)**	(106)			**(314)**	(391)		
Adjusted free cash flow	**(190)**	(47)			**(586)**	(349)		

Group Common and Other **net sales** declined 76% on both a reported and constant currency basis. This was due to reduced net sales from Radio Frequency Systems (RFS), mainly driven by the divested business carved out in earlier periods.

The improvement in **operating result** was primarily driven by Nokia's venture fund investments, which reflected a gain of approximately EUR 60 million in Q4 2024, benefiting from favorable foreign exchange rate fluctuations, compared to a loss of approximately EUR 40 million in Q4 2023.

Adjusted free cash flow in the fourth quarter was negative EUR 190 million largely reflecting the operating result, timing of net working capital outflows and outflows related to FX hedging.

30 January 2025 9

Net sales by region

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Americas	**2 077**	**1 840**	**13%**	**11%**	**6 276**	**6 779**	**(7)%**	**(7)%**
Latin America	287	322	(11)%	(10)%	895	1 046	(14)%	(11)%
North America	1 791	1 518	18%	16%	5 381	5 733	(6)%	(6)%
APAC	**1 475**	**1 398**	**6%**	**4%**	**4 549**	**6 436**	**(29)%**	**(28)%**
Greater China	339	337	1%	0%	1 134	1 303	(13)%	(11)%
India	463	379	22%	20%	1 373	2 842	(52)%	(52)%
Rest of APAC	674	683	(1)%	(2)%	2 042	2 291	(11)%	(9)%
EMEA	**2 431**	**2 178**	**12%**	**11%**	**8 395**	**7 923**	**6%**	**6%**
Europe	1 797	1 533	17%	17%	6 362	5 873	8%	8%
Middle East & Africa	633	646	(2)%	(4)%	2 033	2 050	(1)%	0%
Total	**5 983**	**5 416**	**10%**	**9%**	**19 220**	**21 138**	**(9)%**	**(9)%**

The table above provides net sales information for the group based on three geographical areas and their sub-regions. Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations.

The net sales performance in the **Americas** was driven by increases in all of the networks businesses with both Network Infrastructure and Cloud and Network Services growing by double digits in the quarter. Within the Americas, North America saw strong growth in IP Networks within Network Infrastructure, and double digit growth in both Mobile Networks and Cloud and Network Services. The decline in Latin America was mainly driven by Mobile Networks.

Net sales in **APAC** increased in the fourth quarter, driven by Network Infrastructure growth in India which offset a decline in Mobile Networks.

EMEA net sales increased in the fourth quarter, benefiting from the strong growth in Nokia Technologies (which is entirely reported in Europe). Network Infrastructure and Mobile Networks also showed growth in EMEA. Within EMEA, net sales grew in Europe across all of the networks businesses while Middle East & Africa declined.

Net sales by customer type

EUR million	Q4'24	Q4'23	YoY change	Constant currency YoY change	Q1-Q4'24	Q1-Q4'23	YoY change	Constant currency YoY change
Communications service providers (CSP)	**4 828**	4 421	9%	8%	**15 085**	17 652	(15)%	(14)%
Enterprise	**689**	719	(4)%	(5)%	**2 180**	2 282	(4)%	(4)%
Licensees	**463**	251	84%	85%	**1 928**	1 085	78%	78%
Other[1]	**4**	26	(85)%	(85)%	**27**	119	(77)%	(77)%
Total	**5 983**	5 416	10%	9%	**19 220**	21 138	(9)%	(9)%

(1) Includes net sales of Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

CSP spending recovered in Q4 2024, which drove a net sales increase of 8% in constant currency when compared to Q4 2023.

Enterprise net sales declined by 5% in constant currency in Q4 2024, with declines in webscale customers, which were partially offset by stable net sales with other enterprise customers. Nokia continues to expand its presence in private wireless, now with 850 customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

The decline in 'Other' net sales relates to a decrease in net sales in RFS, driven by the divested business carved out in earlier periods.

30 January 2025 10

Q4 2024 to Q4 2023 bridge for net sales and operating profit

EUR million	Q4'24	Volume, price, mix and other	Venture fund valuation	Foreign exchange impact	Items affecting comparability	Q4'23
Net sales	**5 983**	500	—	67	—	5 416
Operating profit	**917**	194	101	17	71	534
Operating margin %	**15.3%**					9.9%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales increased from an operational standpoint as described in the prior pages and were also negatively impacted by foreign exchange rate fluctuations. Operating profit saw a positive impact from an operational standpoint, from venture fund valuations, from items affecting comparability as further described below and from positive impacts from foreign exchange fluctuations. The positive impact to operating profit seen from foreign exchange rate fluctuations is a combination of a benefit related to our mix of currency exposure, somewhat offset by a lower impact from our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q4'24	Q4'23	YoY change	Q1-Q4'24	Q1-Q4'23	YoY change
Reported operating profit	**917**	534	72%	**1 999**	1 661	20%
Restructuring and associated charges	**121**	181		**445**	356	
Amortization of acquired intangible assets	**79**	86		**314**	341	
Transaction and related costs	**22**	—		**23**	—	
Impairment and write-off of assets, net of reversals	**6**	26		**89**	25	
Divestment of associates	**(4)**	—		**(190)**	—	
Divestment of businesses	**—**	1		**(67)**	(20)	
Change in provisions related to past acquisitions	**—**	3		**—**	23	
Costs associated with country exit	**—**	(1)		**—**	(49)	
Other, net	**—**	—		**6**	—	
Comparable operating profit	**1 142**	830	38%	**2 619**	2 337	12%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q4 2024, the main adjustments related to restructuring charges which are part of the on-going restructuring program (discussed later in this report) and the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition and transaction and related costs associated with the Infinera acquisition.

30 January 2025 11

Cash and cash flow in Q4 2024

EUR billion



Operating
Investing
Financing
5.46
1.31
(0.09)
(0.97)
(0.04)
0.01
(0.05)
(0.16)
(0.13)
(0.01)
0.06
0.01
(0.17)
(0.39)
(0.07)
0.08
4.85
Q3'24 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Other financial assets
Capital expenditures
Disposal of businesses
Acquisition of businesses
Disposal of shares in associated companies
Sale of assets
Dividend
Acquisition of treasury shares
Lease payments
Other
Q4'24 net cash

EUR million, at end of period	Q4'24	Q3'24	QoQ change	Q4'23	YTD change
Total cash and interest-bearing financial investments	**8 741**	9 198	(5)%	8 514	3%
Net cash and interest-bearing financial investments[1]	**4 854**	5 460	(11)%	4 323	12%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Alternative performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing operations and discontinued operations.

Free cash flow

During Q4 2024, Nokia's free cash flow was positive EUR 51 million, as operating profit was mostly offset by cash outflows mainly related to net working capital, capital expenditures and restructuring.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 1 305 million.
- The cash outflow related to net working capital in the quarter was approximately EUR 1 060 million. This included approximately EUR 90 million cash outflow related to restructuring and associated items from the current and previous cost savings programs. The balance of EUR 970 million cash outflow can be broken down as follows:
  - The increase in receivables was approximately EUR 1 910 million primarily driven by the seasonal increase in accounts receivable. The balance sheet impact related to sale of receivables in the quarter reduced.
  - The decrease in inventories was approximately EUR 440 million, mainly reflecting seasonality.
  - The increase in liabilities was approximately EUR 500 million mainly related to an increase in accounts payable.
- An outflow related to cash taxes of approximately EUR 40 million.
- An inflow related to net interest of approximately EUR 10 million.

Net cash from investing activities

- Net cash used in investing activities was due primarily to capital expenditures of approximately EUR 160 million, outflows from the disposal of businesses of EUR 130 million related to ASN (this represents the proceeds received net of cash disposed), other financial assets of EUR 50 million and approximately EUR 10 million mainly related to an acquisition in the quarter. These were somewhat offset by net cash inflows related to the disposal of shares in associated companies of approximately EUR 60 million and the sale of assets of approximately EUR 10 million.

Net cash from financing activities

- Net cash used in financing activities was related primarily to the acquisition of treasury shares of approximately EUR 390 million, dividend payments of approximately EUR 170 million, and lease payments of approximately EUR 70 million.

Change in total cash and net cash

In Q4 2024, the approximately EUR 150 million difference between the change in total cash and net cash was primarily due to the draw down of debt in addition to changes in the carrying amounts of certain issued bonds, as a result of interest rate and foreign exchange rate fluctuations.

Foreign exchange rates had an approximately EUR 10 million positive impact on net cash.

30 January 2025 12

January-December 2024 compared to January-December 2023 Net sales In 2024, net sales decreased 9% on both a reported basis and constant currency basis. This reflected declines across Mobile Networks, Network Infrastructure and Cloud and Network Services, somewhat offset by strong growth in Nokia Technologies. Approximately 7 percentage points of the 9% decline was related to India, following strong 5G deployments in 2023. Gross margin Both reported and comparable gross margin improved year-on-year in 2024. Reported gross margin increased 570 basis points to 46.1% and comparable gross margin increased 600 basis points to 47.1%. The gross margin increase was driven by an improved gross margin in Mobile Networks which benefited from supportive regional mix and the accelerated recognition of net sales in Q2 2024, as well as increased contribution from Nokia Technologies. Operating profit and margin Reported operating profit in 2024 was EUR 1 999 million, or 10.4% of net sales, an increase from EUR 1 661 million or 7.9% in 2023. Comparable operating profit increased to EUR 2 619 million from EUR 2 337 million year-on-year, while comparable operating margin increased 250 basis points year-on-year to 13.6%. The increase in comparable operating profit was mainly due to higher gross profit. Operating expenses increased slightly year-on-year, as underlying cost reductions were more than offset by higher variable pay accruals. Other operating income was also higher year-on-year, mainly related to a positive fluctuation in loss allowances on certain trade receivables and higher gains related to Nokia's venture fund investments, somewhat offset by the negative impact from hedging and lower sales of digital assets. The impact of hedging in 2024 was positive EUR 23 million, compared to a positive impact of EUR 94 million in 2023. Nokia's venture fund investments generated a benefit of approximately EUR 30 million in 2024 compared to a loss of EUR 70 million in 2023. In 2024, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets, the divestment of businesses and associated companies and the impairment and write-off of assets. In 2023, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets, the partial reversal of a provision associated with a country exit, the divestment of businesses and a change in provision related to past acquisitions. Profit from continuing operations Reported profit from continuing operations in 2024 was EUR 1 711 million, compared to a profit of EUR 649 million in 2023. Comparable profit from continuing operations in 2024 was EUR 2 175 million, compared to EUR 1 590 million in 2023. The increase in comparable profit from continuing operations was mainly driven by the increases in comparable operating profit as well as a net positive fluctuation in financial income and expenses, reflecting favorable foreign exchange rates, higher interest income and lower interest expenses. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in 2024 was mainly due to the fair value reduction of current equity investments related to Vodafone Idea, the divestment of businesses and changes in the recognition of deferred tax assets. In 2023, the difference between reported and comparable profit from continuing operations was mainly related to a non-recurring tax expense related to an internal operating model change that led to a remeasurement of deferred tax assets, a deferred tax benefit due to tax rate changes, as well as an impairment and write-off of assets. Profit/loss from discontinued operations Reported loss from discontinued operations in 2024 was EUR 427 million, compared to a profit of EUR 30 million in 2023. The loss from discontinued operations in 2024 mainly reflects the accounting for Submarine Networks being moved into discontinued operations. The loss is mainly related to an impairment charge of EUR 514 million in connection with Submarine Networks. Earnings per share Reported diluted EPS from continuing operations was EUR 0.31 in 2024, compared to EUR 0.11 in 2023. Comparable diluted EPS from continuing operations was EUR 0.39 in 2024, compared to EUR 0.28 in 2023. Reported diluted EPS from discontinued operations was negative EUR 0.08 in 2024, compared to EUR 0.01 in 2023. Reported diluted EPS was EUR 0.23 in 2024, compared to EUR 0.12 in 2023. Comparable diluted EPS was EUR 0.39 in 2024 compared to EUR 0.28 in 2023. Cash performance During 2024, Nokia's net cash increased EUR 531 million, resulting in an end-of-period net cash balance of EUR 4 854 million. Total cash increased EUR 227 million, resulting in total cash balance of EUR 8 741 million. Free cash flow was positive EUR 2 021 million in 2024. This includes ASN's cash flows of approximately EUR 130 million, while its operating profit is not included in comparable operating profit. When taking this into consideration, free cash flow conversion equated to 72% of comparable operating profit. 30 January 2025 13

Sustainability Q4 2024 updates Nokia’s sustainability strategy comprises five strategic focus areas: environment, industrial digitalization, security and privacy, bridging the digital divide and responsible business. Below is a recap of our key Q4 progress, highlighting how our strategic priorities have guided performance across these focus areas. Environment Nokia's ambition to provide data center connectivity to hyperscalers and data center providers accelerated in Q4, with specific focus on AI energy consumption and smart data center designs, including the following: • Nscale, an AI-focused hyperscaler, selected Nokia to deliver an IP network solution to support AI workloads at its renewable energy-powered, energy-efficient data center in Stavanger, Norway. • Nokia and Lenovo joined forces to develop data center networking and automation solutions to support AI, machine learning and other compute-intensive workloads. The collaboration aims to deliver reliable and scalable data center networking solution with a strong emphasis on security and energy-efficient design to address the growing demand for storage and high-speed data transfer globally. In the communication service provider market, momentum to support our largest customers with energy efficient solutions continued with Nokia securing a deal with Bharti Airtel to deploy 4G and 5G equipment across key Indian cities and states. Nokia's AirScale portfolio will enhance the energy efficiency of Airtel’s network and support its ambitious sustainability targets through network evolution. Industrial digitalization Digitalization and enhanced connectivity are critical to the decarbonization and dematerialization of physical industries significantly contributing to global carbon emissions. This quarter Nokia announced the launch of the world’s first 5G 360° camera designed for industrial use. The camera’s ability to transmit video and audio over private and public wireless networks enables real-time remote control usage, allowing customers to improve worker safety and increase operational efficiency. Nokia and Motorola Solutions collaborated to launch a 4G/5G drone-in-a-box solution, powered by AI-enabled software, for public safety and mission-critical industries. The solution enables the dispatch of drones remotely from one or multiple operation centers to assess emergencies and hazards while also receiving AI-powered intelligence for faster decision making. The solution helps to keep workers, property and premises safer. Nokia partnered with Southern California Edison (SCE) to deploy the first private 5G Field Area Network (FAN) in the electric utility sector. This collaboration underscores Nokia’s commitment to the energy sector’s digital transformation and supports SCE’s mission to deliver more carbon-free electricity to customers. This private 5G network enables more reliable service and supports the integration of distributed energy resources and renewable energy management. Nokia, in collaboration with Fraunhofer HHI and Charité – Universitätsmedizin Berlin, launched a research initiative to explore sub-terahertz (sub-THz) wireless sensing technologies for healthcare. These sub-THz sensing networks would enable continuous, contactless monitoring, enhancing patient mobility and reducing reliance on intrusive sensors. In future, this technology could also lead to new in-home healthcare applications with smart systems tracking vital signs, thus improving early detection and preventive care. Security and privacy Security and privacy are the cornerstones of Nokia’s product proposition. Nokia achieved the Federal Information Processing Standards 140-3 Security Level 2 certification for Layer 1 optical transport systems. This certification, awarded to Nokia’s 1830 PSS, PSI-M and PSS-24x products, underscores our commitment to network security, compliance and innovation, as well as advancing industry security standards. Nokia and SK Broadband announced the completion of a leased line network deployment for Korea Hydro & Nuclear Power (KHNP). This deployment utilized quantum-safe MACsec technologies, enabling KHNP to protect its network against existing and emerging cyber threats, including quantum computing–based cyberattacks. Bridging the digital divide We aim to bridge the digital divide and connect the unconnected through our broadband and innovative connectivity solutions. We also work to drive the uptake and knowledge of digital technologies and skills. The Lonestar Education and Research Network (LEARN) selected Nokia to deploy a new high-capacity network as part of LEARN’s NextGen Network initiative in Texas. The enhanced IP/MPLS core network from Nokia delivers the performance, scale and speed needed to support cloud-hosted applications, compute-intensive processing and the exchange of massive data sets required by Texas's research and education community. Nokia and Fibertime announced a deployment of Nokia’s fiber solutions to expand broadband access to underserved regions of South Africa. This will allow Fibertime to unlock a new wave of affordable and reliable pay-as-you-go broadband, empowering local communities with increased access to education, employment and business opportunities. The deployment allows end users to access high-speed broadband services from anywhere in the community. Nokia and Indosat Ooredoo Hutchison (IOH) announced a two-year extension to their partnership to expand its 4G/5G network across Indonesia. Nokia will also supply its FastMile Fixed Wireless Access solutions in strategic regions, ensuring wider broadband access for homes and offices and supporting the digital inclusion agenda in underserved areas. Responsible business We work to ensure that our business practices are aligned with our ethical responsibility values. This quarter Nokia participated in the 13th UN Forum on Business and Human Rights, reaffirming our commitment to the Corporate Sustainability Due Diligence Directive. Nokia’s partnership with UN Women empowers women worldwide through upskilling, mentorship and technology-driven opportunities. In Q4 we scaled up our ambitions to more than 15 initiatives globally so we can act together to improve lives and increase gender equality. 30 January 2025 14

Additional information

Cost Savings Program

On 19 October 2023, Nokia announced actions being taken across business groups to address the challenging market environment that the company faced. The company will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership.

Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10-15% reduction in personnel expenses. The program is expected to lead to a 72 000 – 77 000* employee organization compared to the 86 000 employees Nokia had when the program was announced.

The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and Network Services and Nokia's corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.

The table below provides further detail on the current plans Nokia has in place in relation to the 2024-2026 restructuring program. The current plan envisages achieving gross cost savings of EUR 1 000 million within the 2024-2026 program although this remains subject to change depending on the evolution of end market demand. This includes the expected gross cost savings along with the associated restructuring charges and cash outflows for the program. Nokia expects approximately 70% of the savings to be achieved within operating expenses and 30% within cost of sales. By business group, approximately 50-60% of the savings are expected to be achieved within Mobile Networks, 30% within Cloud and Network Services and the remaining 10-20% between Network Infrastructure and corporate center.

The table also outlines expected savings and cash outflows related to the previous 2021-2023 program that is now essentially completed.

	Actual		Expected amounts for			Cumulative expected amounts for 2024 and beyond		
In EUR million, rounded to the nearest EUR 50 million	2023	2024	2025	2026	Beyond 2026	2021-2023 Program	2024-2026 Program	Total
Recurring gross cost savings	150	450	400	150	100	100	1 000	1 100
Restructuring and associated charges related to cost savings programs	350	400	250	150	—	—	800	800
Restructuring and associated cash outflows	300	400	400	150	150	150	950	1 100

*These figures represent the originally planned headcount targets and do not take into consideration currently planned divestments or acquisitions.

30 January 2025 15

Significant events January – December 2024 On 25 January 2024, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The repurchases under the first phase of the program commenced on 20 March 2024 and the program was completed on 21 November 2024. For more information on the share buyback programs, refer to the Shareholder distribution section in this report. On 8 February 2024, Nokia announced it had signed its last remaining major smartphone patent license agreement that remained under negotiation and concluded its smartphone patent license renewal cycle which began in 2021. In addition to license agreements signed with Apple and Samsung in 2023, and Huawei in December 2022, Nokia Technologies announced agreements with Honor, OPPO and vivo, among others at the beginning of 2024. Nokia Technologies has now entered a period of stability with no major smartphone license agreements expiring for a number of years. Refer to the Segment details section in this report for more information on the financial impact of completion of the patent license renewal cycle. On 28 March 2024, Nokia announced that its Chief People Officer, Amy Hanlon-Rodemich will leave and step down from its Group Leadership Team. On 3 April 2024, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 78 000 shareholders representing approximately 3 305 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2023. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to decide on the distribution of an aggregate maximum of EUR 0.13 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Michael McNamara as a new member of the Board for the same term. In its assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board and Søren Skou as Vice Chair of the Board. ▪ The Remuneration Report of the company's governing bodies was adopted and the Remuneration Policy of the company's governing bodies was supported, both in advisory resolutions. ▪ Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2025 with Authorized Public Accountant Jukka Vattulainen as the auditor in charge. ▪ Deloitte Oy was elected as the sustainability reporting assurer for the financial years 2024–2025. ▪ The Board was authorized to resolve to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 2 October 2025 and they terminated the corresponding authorizations granted by the AGM on 4 April 2023. ▪ The AGM resolved to amend the Articles of Association of the Company by updating the object of the company (Article 2), updating the government authority that approves auditors and adding the obligation to elect a sustainability reporting assurer (Article 7), updating the general meeting formats to include also the virtual general meeting (Article 9) and updating the matters that the Annual General Meeting decides on (Article 12). On 13 June 2024, Nokia announced the appointment of Lorna Gibb as Chief People Officer and member of the Group Leadership Team. Gibb joined Nokia in 2020 and has been Nokia’s Interim Chief People Officer since March 2024. In addition, it was announced that Ricky Corker, who served as Nokia’s Chief Customer Experience Officer since 2021 would leave and step down from Nokia’s Group Leadership Team. On 27 June 2024, Nokia and Infinera, a global supplier of innovative open optical networking solutions and advanced optical semiconductors, announced a definitive agreement under which Nokia will acquire Infinera, in a transaction valuing the company at US$6.65 per share or an enterprise value of US$ 2.3 billion. At least 70% of the consideration will be paid in cash and Infinera’s shareholders can elect to receive up to 30% of the aggregate consideration in the form of Nokia ADSs. Nokia and Infinera see a significant opportunity in merging to improve scale and profitability, enabling the combined business to accelerate the development of new products and solutions to benefit customers. Refer to the Additional topics section in this report for an update on the progress of the acquisition. On 18 October 2024, Nokia announced changes to its Group Leadership Team. Nokia had decided to divide its Corporate Affairs function into two separate functions: Geopolitics and Government Relations; and Communications. Mikko Hautala, Finland’s former Ambassador to the U.S. who joined Nokia as Chief Geopolitical and Government Relations Officer, and Louise Fisk, who was promoted to Chief Communications Officer, became members of the Group Leadership Team. Melissa Schoeb, Chief Corporate Affairs Officer, and Jenni Lukander, President of Nokia Technologies business group, had decided to leave the company and stepped down from the Group Leadership Team. On 22 November 2024, Nokia launched a share buyback program to offset the dilutive effect of issuing new shares to the shareholders of Infinera Corporation and from Infinera’s existing share-based incentives as part of the acquisition of Infinera Corporation announced on 27 June 2024. The program targets to repurchase 150 million shares for an aggregate purchase price not exceeding EUR 900 million. For more information on the share buyback programs, refer to the Shareholder distribution section in this report. On 31 December 2024, Nokia completed the sale of Alcatel Submarine Networks (ASN), a leading submarine networks business, to the French State. The transaction, which was announced on 27 June 2024, allows Nokia to focus its Network Infrastructure portfolio on growth opportunities in its core markets. Nokia will retain a 20% shareholding with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State would acquire Nokia’s remaining interest. For more information on the financial effects of Nokia's discontinued operations and the sale of ASN, refer to the Financial Statement Information section in this report. After 31 December 2024 On 22 January 2025, Nokia announced that it had appointed Patrik Hammarén as President of Nokia Technologies and member of the Nokia Group Leadership Team. Hammarén joined Nokia in 2007 and has been acting President of Nokia Technologies since October 2024. Prior to this role, Patrik has held several senior positions in Nokia Technologies’ patent licensing business. 30 January 2025 16

Shares The total number of Nokia shares on 31 December 2024, equaled 5 605 850 345. On 31 December 2024, Nokia and its subsidiary companies held 232 700 997 Nokia shares, representing approximately 4.2% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete, successfully integrate and realize the expected benefits from our ongoing transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, "see", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 30 January 2025 17

Financial statement information

Consolidated income statement (condensed)

		Reported				Comparable			
EUR million	**Note**	**Q4'24**	**Q4'23**	**Q1-Q4'24**	**Q1-Q4'23**	**Q4'24**	**Q4'23**	**Q1-Q4'24**	**Q1-Q4'23**
Net sales	2, 4	**5 983**	**5 416**	**19 220**	**21 138**	**5 983**	**5 416**	**19 220**	**21 138**
Cost of sales		(3 223)	(3 071)	(10 356)	(12 592)	(3 158)	(2 995)	(10 176)	(12 440)
Gross profit	2	**2 761**	**2 345**	**8 864**	**8 546**	**2 825**	**2 421**	**9 044**	**8 698**
Research and development expenses		(1 136)	(1 080)	(4 512)	(4 277)	(1 129)	(1 023)	(4 298)	(4 143)
Selling, general and administrative expenses		(789)	(774)	(2 890)	(2 878)	(638)	(615)	(2 423)	(2 448)
Other operating income and expenses		82	43	537	270	83	47	296	230
Operating profit	2	**917**	**534**	**1 999**	**1 661**	**1 142**	**830**	**2 619**	**2 337**
Share of results of associates and joint ventures		2	4	7	(39)	2	4	7	(11)
Financial income and expenses		29	(39)	85	(153)	61	(32)	152	(140)
Profit before tax		**948**	**499**	**2 091**	**1 469**	**1 204**	**802**	**2 777**	**2 186**
Income tax expense	6	(202)	(550)	(380)	(820)	(227)	(247)	(602)	(596)
Profit/(loss) from continuing operations		**746**	**(51)**	**1 711**	**649**	**977**	**555**	**2 175**	**1 590**
Profit/(loss) from discontinued operations	3	67	18	(427)	30	—	—	—	—
Profit/(loss) for the period		**813**	**(33)**	**1 284**	**679**	**977**	**555**	**2 175**	**1 590**
Attributable to									
Equity holders of the parent		820	(43)	1 277	665	985	545	2 169	1 576
Non-controlling interests		(8)	11	7	14	(8)	11	7	14
Earnings per share attributable to equity holders of the parent									
Basic earnings per share, EUR									
Continuing operations		0.14	(0.01)	0.31	0.11	0.18	0.10	0.40	0.28
Discontinued operations		0.01	0.00	(0.08)	0.01	—	—	—	—
Profit for the period		0.15	(0.01)	0.23	0.12	0.18	0.10	0.40	0.28
Average number of shares ('000 shares)		5 404 633	5 523 785	5 475 817	5 549 468	5 404 633	5 523 785	5 475 817	5 549 468
Diluted earnings per share, EUR									
Continuing operations		0.14	(0.01)	0.31	0.11	0.18	0.10	0.39	0.28
Discontinued operations		0.01	0.00	(0.08)	0.01	—	—	—	—
Profit for the period		0.15	(0.01)	0.23	0.12	0.18	0.10	0.39	0.28
Average number of shares ('000 shares)		5 479 277	5 523 785	5 530 603	5 585 923	5 479 277	5 567 782	5 530 603	5 585 923

Beginning from the second quarter of 2024 Nokia has presented its Submarine Networks business as a discontinued operation. The comparative information has been recast accordingly.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

30 January 2025 18

Consolidated statement of comprehensive income (condensed)

	Reported			
EUR million	**Q4'24**	**Q4'23**	**Q1-Q4'24**	**Q1-Q4'23**
Profit/(loss) for the period	**813**	**(33)**	**1 284**	**679**
Other comprehensive income				
Items that will not be reclassified to profit or loss				
Remeasurements of defined benefit plans	142	(8)	408	(343)
Income tax related to items that will not be reclassified to profit or loss	(14)	(19)	(85)	61
Total of items that will not be reclassified to profit or loss	**128**	**(27)**	**323**	**(282)**
Items that may be reclassified to profit or loss				
Translation differences	726	(580)	537	(535)
Net investment hedges	(35)	116	(40)	135
Cash flow and other hedges	20	(26)	21	(61)
Financial assets at fair value through other comprehensive income	(12)	30	19	10
Other changes, net	3	(4)	3	(4)
Income tax related to items that may be reclassified subsequently to profit or loss	8	(24)	8	(10)
Total of items that may be reclassified to profit or loss	**710**	**(488)**	**548**	**(465)**
Other comprehensive income/(loss), net of tax	**838**	**(515)**	**871**	**(747)**
Total comprehensive income/(loss) for the period	**1 651**	**(548)**	**2 155**	**(68)**
Attributable to:				
Equity holders of the parent	1 657	(557)	2 147	(78)
Non-controlling interests	(6)	10	8	10
Total comprehensive income/loss attributable to equity holders of the parent arises from:				
Continuing operations	1 633	(551)	2 624	(91)
Discontinued operations	24	(6)	(477)	13

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

30 January 2025 19

Consolidated statement of financial position (condensed)

EUR million	Note	31 December 2024	31 December 2023
ASSETS			
Goodwill		5 736	5 504
Other intangible assets		802	1 086
Property, plant and equipment		1 362	1 951
Right-of-use assets		758	906
Investments in associated companies and joint ventures		124	88
Non-current interest-bearing financial investments	7	457	715
Other non-current financial assets	7	1 208	1 100
Defined benefit pension assets	5	6 932	6 258
Deferred tax assets	6	3 599	3 873
Other non-current receivables		210	213
Total non-current assets		**21 188**	**21 694**
Inventories		2 163	2 719
Trade receivables	7	5 248	4 921
Contract assets		694	1 136
Current income tax assets		202	307
Other current receivables		767	764
Current interest-bearing financial investments	7	1 661	1 565
Other current financial and firm commitment assets	7	603	441
Cash and cash equivalents	7	6 623	6 234
Total current assets		**17 961**	**18 087**
Assets held for sale		—	79
Total assets		**39 149**	**39 860**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital		246	246
Share premium		734	628
Treasury shares		(431)	(352)
Translation differences		263	(249)
Fair value and other reserves		3 963	3 605
Reserve for invested unrestricted equity		13 926	15 255
Retained earnings		1 956	1 404
Total shareholders' equity		**20 657**	**20 537**
Non-controlling interests		90	91
Total equity		**20 747**	**20 628**
Long-term interest-bearing liabilities	7, 8	2 918	3 637
Long-term lease liabilities		664	799
Defined benefit pension and post-employment liabilities	5	2 083	2 299
Deferred tax liabilities		562	725
Contract liabilities		185	210
Other non-current liabilities		117	111
Provisions	9	479	518
Total non-current liabilities		**7 008**	**8 299**
Short-term interest-bearing liabilities	7, 8	969	554
Short-term lease liabilities		199	198
Other financial and firm commitment liabilities	7	1 668	830
Contract liabilities		1 506	2 157
Current income tax liabilities		207	203
Trade payables	7	3 213	3 423
Other current liabilities	7	2 883	2 824
Provisions	9	749	744
Total current liabilities		**11 394**	**10 933**
Total liabilities		**18 402**	**19 232**
Total shareholders' equity and liabilities		**39 149**	**39 860**
Shareholders' equity per share, EUR		3.84	3.72
Number of shares ('000 shares, excluding treasury shares)		5 373 149	5 525 601

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes

30 January 2025 20

Consolidated statement of cash flows (condensed)

EUR million	Q4'24	Q4'23	Q1-Q4'24	Q1-Q4'23
Cash flow from operating activities				
Profit/(loss) for the period	813	(33)	1 284	679
Adjustments	492	1 106	2 157	2 559
Depreciation and amortization	244	282	1 014	1 087
Impairment charges	7	25	611	25
Gain on sale of businesses and associated companies	(38)	—	(286)	(19)
Restructuring charges	97	152	388	316
Financial income and expenses	(23)	38	(78)	148
Income tax expense	205	551	385	825
Other	—	58	123	177
Cash flows from operations before changes in net working capital	1 305	1 073	3 441	3 238
Change in net working capital	(1 064)	896	(569)	(1 282)
(Increase)/decrease in receivables	(1 913)	618	(364)	304
Decrease in inventories	440	530	404	443
Increase/(decrease) in non-interest-bearing liabilities	409	(252)	(609)	(2 029)
Cash flows from operations	241	1 969	2 872	1 956
Interest received	58	55	226	178
Interest paid	(50)	(63)	(263)	(241)
Income taxes paid, net	(40)	(91)	(342)	(576)
Net cash flows from operating activities	**209**	**1 870**	**2 493**	**1 317**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(158)	(149)	(472)	(652)
Proceeds from sale of property, plant and equipment and intangible assets	11	46	97	189
Acquisition of businesses, net of cash acquired	(10)	—	(37)	(19)
Proceeds from disposal of businesses, net of cash disposed	(129)	—	(29)	17
Proceeds from disposal of shares in associated companies	55	4	259	8
Purchase of interest-bearing financial investments	(129)	(231)	(924)	(1 855)
Proceeds from interest-bearing financial investments	181	450	1 138	3 382
Purchase of other financial assets	(62)	(26)	(280)	(83)
Proceeds from other financial assets	8	3	70	34
Other	20	(4)	61	22
Net cash flows (used in)/from investing activities	**(213)**	**93**	**(117)**	**1 043**
Cash flow from financing activities				
Acquisition of treasury shares	(386)	(45)	(680)	(300)
Proceeds from long-term borrowings	101	—	101	496
Repayment of long-term borrowings	(3)	—	(462)	(798)
Proceeds/(repayment of) from short-term borrowings	14	(19)	(6)	(40)
Payment of principal portion of lease liabilities	(69)	(57)	(233)	(239)
Dividends paid	(167)	(171)	(723)	(621)
Net cash flows used in financing activities	**(510)**	**(292)**	**(2 003)**	**(1 502)**
Translation differences	66	(42)	16	(91)
Net (decrease)/increase in cash and cash equivalents	**(448)**	**1 629**	**389**	**767**
Cash and cash equivalents at beginning of period	7 071	4 605	6 234	5 467
Cash and cash equivalents at end of period	6 623	6 234	6 623	6 234

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

30 January 2025 21

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2023	**246**	**503**	**(352)**	**169**	**3 905**	**15 487**	**1 375**	**21 333**	**93**	**21 426**
Profit for the period	—	—	—	—	—	—	665	665	14	679
Other comprehensive loss	—	—	—	(418)	(300)	—	(25)	(743)	(4)	(747)
Total comprehensive loss	**—**	**—**	**—**	**(418)**	**(300)**	**—**	**640**	**(78)**	**10**	**(68)**
Share-based payments	—	202	—	—	—	—	—	202	—	202
Settlement of share-based payments	—	(77)	—	—	—	59	—	(18)	—	(18)
Acquisition of treasury shares[1]	—	—	(303)	—	—	12	—	(291)	—	(291)
Cancellation of treasury shares[1]	—	—	303	—	—	(303)	—	—	—	—
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividends	—	—	—	—	—	—	(611)	(611)	(10)	(621)
Total transactions with owners	**—**	**125**	**—**	**—**	**—**	**(232)**	**(611)**	**(718)**	**(12)**	**(730)**
31 December 2023	**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
1 January 2024	**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
Profit for the period	—	—	—	—	—	—	1 277	1 277	7	1 284
Other comprehensive income	—	—	—	512	358	—	—	870	1	871
Total comprehensive income	**—**	**—**	**—**	**512**	**358**	**—**	**1 277**	**2 147**	**8**	**2 155**
Share-based payments	—	241	—	—	—	—	—	241	—	241
Settlement of share-based payments	—	(135)	—	—	—	99	—	(36)	—	(36)
Acquisition of treasury shares[1]	—	—	(686)	—	—	(821)	—	(1 507)	—	(1 507)
Cancellation of treasury shares[1]	—	—	607	—	—	(607)	—	—	—	—
Adjustment to financial liability to acquire non-controlling interest	—	—	—	—	—	—	(11)	(11)	—	(11)
Dividends	—	—	—	—	—	—	(714)	(714)	(9)	(723)
Total transactions with owners	**—**	**106**	**(79)**	**—**	**—**	**(1 329)**	**(725)**	**(2 027)**	**(9)**	**(2 036)**
31 December 2024	**246**	**734**	**(431)**	**263**	**3 963**	**13 926**	**1 956**	**20 657**	**90**	**20 747**

(1) In 2024, Nokia acquired 157 646 220 shares during a period between 20 March and 21 November under a share buyback program announced in January 2024. The purpose of the repurchases was to optimize Nokia's capital structure through the reduction of capital. The repurchased shares were canceled in December 2024.

In November 2024, Nokia announced a new share buyback program to offset the dilutive effect of the acquisition of Infinera Corporation announced on 27 June 2024, with share repurchases commencing on 25 November 2024 and ending at the latest by 31 December 2025. By 31 December 2024, Nokia has repurchased 19 186 046 shares under this program. In addition, Nokia has recorded a liability and a reduction of reserve for invested unrestricted equity of EUR 821 million to reflect Nokia's commitment under the agreement with a third-party broker conducting the share repurchases on Nokia's behalf. The shares repurchased under the program will be canceled.

Treasury shares acquired during 2023 were acquired as part of the share buyback program announced on 3 February 2022. The repurchased shares were cancelled on 30 November 2023.

All repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

30 January 2025 22

Notes to Financial statements 1. GENERAL INFORMATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2023 prepared in accordance with IFRS Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2023 except for the following: Starting from the first quarter of 2024 Nokia provides regional net sales information for the Nokia group and its reportable segments based on three geographical areas: 1) Americas, 2) APAC, and 3) EMEA. Net sales information for the group is further divided into sub-regions as follows: Americas consists of North America and Latin America, APAC consists of Greater China, India and Rest of APAC (formerly reported as Asia Pacific region), and EMEA consists of Europe and Middle East & Africa. The purpose of the change is to increase transparency of net sales information for the reportable segments. In the second quarter of 2024 Nokia entered into a put option agreement to sell Alcatel Submarine Networks (ASN) to the French State, represented by the Agence des participations de l'Etat (APE). The sale was completed on 31 December 2024. Beginning from the second quarter of 2024, the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as discontinued operation. Comparative financial information presented in the consolidated income statement and disclosed in the relevant notes has been recast accordingly. For more information on discontinued operations and financial effects of the sale of the Submarine Networks business, refer to Note 3. Discontinued operations. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 30 January 2025. Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers. Nokia Shanghai Bell In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provided China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin’s ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin’s ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. In 2024, Nokia and China Huaxin have been together reviewing the future ownership structure of NSB. Following those discussions, in the fourth quarter of 2024, Nokia exercised its call option, outlined in NSB’s shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This will allow Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market. The execution of the call option is subject to completing required steps under NSB's shareholders' agreement. TD Tech Nokia holds a 51% ownership interest in TD Tech Holding Limited (“TD Tech HK”), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associated companies and joint ventures. In the second quarter of 2024, TD Tech HK completed the divestment of the entire business of the joint venture through the sale of its operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. Following the divestment, Nokia is in the process of exiting from its shareholding in the parent company TD Tech HK. Nokia considers the transactions as a sale of associated companies and joint ventures and has recorded a gain of EUR 186 million related to the sale in the second quarter and has received a cash consideration of EUR 243 million in total from the sale in 2024. Device Management and Service Management Platform businesses In the second quarter of 2024 Nokia closed the sale of its Device Management and Service Management Platform businesses, which were part of Cloud and Network Services, to Lumine Group Inc. Nokia recorded a gain of EUR 68 million related to the sale and received a cash consideration of EUR 105 million from the sale. Comparable measures Nokia presents in these condensed consolidated financial statements financial information on both a reported and comparable basis. Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss. As comparable financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on alternative performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Alternative performance measures section accompanying this consolidated financial statement information. 30 January 2025 23

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia's continuing and discontinued operations to different currencies for net sales and total costs.

	Q4'24		Q4'23		Q3'24	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~30%	~25%	~30%
USD	~55%	~45%	~50%	~45%	~55%	~45%
INR	~0%	~5%	~0%	~5%	~0%	~5%
CNY	~5%	~5%	~5%	~5%	~0%	~5%
Other	~15%	~15%	~20%	~15%	~20%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q4'24 balance sheet rate 1 EUR = 1.04 USD, end of Q4'23 balance sheet rate 1 EUR = 1.11 USD and end of Q3'24 balance sheet rate 1 EUR = 1.12 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2024, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it's not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information.

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2023. Beginning from the second quarter of 2024, Nokia has presented its Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, as a discontinued operation. Comparative information for Network Infrastructure segment has been revised accordingly.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Alternative Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q4'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 031**	**2 431**	**1 054**	**463**	**6**	**(2)**	**5 983**
of which to other segments	1	1	—	—	—	(2)	—
Gross profit	**923**	**926**	**507**	**462**	**7**	**(65)**	**2 761**
Gross margin %	*45.4%*	*38.1%*	*48.1%*	*99.8%*	*116.7%*		*46.1%*
Research and development expenses	(323)	(556)	(143)	(65)	(42)	(7)	(1 136)
Selling, general and administrative expenses	(210)	(196)	(129)	(42)	(61)	(151)	(789)
Other operating income and expenses	9	13	—	1	61	(1)	82
Operating profit/(loss)	**398**	**187**	**236**	**356**	**(35)**	**(225)**	**917**
Operating margin %	*19.6%*	*7.7%*	*22.4%*	*76.9%*	*(583.3)%*		*15.3%*
Share of results of associates and joint ventures	—	—	2	(1)	0	—	2
Financial income and expenses							29
Profit before tax							**948**
Depreciation and amortization	*(43)*	*(92)*	*(19)*	*(6)*	*(4)*	*(80)*	*(244)*

(1) Includes IP Networks net sales of EUR 822 million, Optical Networks net sales of EUR 521 million and Fixed Networks net sales of EUR 689 million.

30 January 2025 24

Q4'23 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 712**	**2 450**	**977**	**251**	**25**	**1**	**5 416**
of which to other segments	(3)	1	—	—	1	1	—
Gross profit	**765**	**938**	**465**	**251**	**2**	**(76)**	**2 345**
Gross margin %	*44.7%*	*38.3%*	*47.6%*	*100.0%*	*8.0%*		*43.3%*
Research and development expenses	(323)	(480)	(143)	(55)	(22)	(57)	(1 080)
Selling, general and administrative expenses	(195)	(220)	(115)	(34)	(51)	(159)	(774)
Other operating income and expenses	17	43	16	6	(36)	(4)	43
Operating profit/(loss)	**264**	**281**	**223**	**169**	**(106)**	**(296)**	**534**
Operating margin %	*15.4%*	*11.5%*	*22.8%*	*67.3%*	*(424.0)%*		*9.9%*
Share of results of associates and joint ventures	—	—	2	2	—	—	4
Financial income and expenses							(39)
Profit before tax							**499**
Depreciation and amortization	*(45)*	*(100)*	*(18)*	*(10)*	*(2)*	*(87)*	*(262)*

(1) Includes IP Networks net sales of EUR 650 million, Optical Networks net sales of EUR 478 million and Fixed Networks net sales of EUR 584 million.

Q1-Q4'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**6 518**	**7 725**	**3 022**	**1 928**	**34**	**(7)**	**19 220**
of which to other segments	1	4	1	—	1	(7)	—
Gross profit	**2 737**	**3 141**	**1 235**	**1 926**	**5**	**(180)**	**8 864**
Gross margin %	*42.0%*	*40.7%*	*40.9%*	*99.9%*	*14.7%*		*46.1%*
Research and development expenses	(1 207)	(2 154)	(556)	(250)	(131)	(214)	(4 512)
Selling, general and administrative expenses	(815)	(727)	(474)	(163)	(244)	(467)	(2 890)
Other operating income and expenses	46	149	44	1	56	241	537
Operating profit/(loss)	**761**	**409**	**249**	**1 514**	**(314)**	**(620)**	**1 999**
Operating margin %	*11.7%*	*5.3%*	*8.2%*	*78.5%*	*(923.5)%*		*10.4%*
Share of results of associates and joint ventures	—	1	7	(1)	—	—	7
Financial income and expenses							85
Profit before tax							**2 091**
Depreciation and amortization	*(167)*	*(369)*	*(75)*	*(32)*	*(16)*	*(314)*	*(973)*

(1) Includes IP Networks net sales of EUR 2 583 million, Optical Networks net sales of EUR 1 636 million and Fixed Networks net sales of EUR 2 299 million.

Q1-Q4'23 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**6 917**	**9 797**	**3 220**	**1 085**	**130**	**(11)**	**21 138**
of which to other segments	(2)	6	1	—	6	(11)	—
Gross profit/(loss)	**2 910**	**3 433**	**1 276**	**1 085**	**(6)**	**(152)**	**8 546**
Gross margin %	*42.1%*	*35.0%*	*39.6%*	*100.0%*	*(4.6)%*		*40.4%*
Research and development expenses	(1 212)	(2 010)	(577)	(224)	(120)	(135)	(4 277)
Selling, general and administrative expenses	(775)	(822)	(494)	(140)	(217)	(430)	(2 878)
Other operating income and expenses	93	122	50	13	(48)	40	270
Operating profit/(loss)	**1 016**	**723**	**255**	**734**	**(391)**	**(676)**	**1 661**
Operating margin %	*14.7%*	*7.4%*	*7.9%*	*67.6%*	*(300.8)%*		*7.9%*
Share of results of associates and joint ventures	—	(30)	7	12	0	(28)	(39)
Financial income and expenses							(153)
Profit before tax							**1 469**
Depreciation and amortization	*(171)*	*(366)*	*(81)*	*(39)*	*(14)*	*(341)*	*(1 012)*

(1) Includes IP Networks net sales of EUR 2 606 million, Optical Networks net sales of EUR 1 942 million and Fixed Networks net sales of EUR 2 369 million.

30 January 2025 25

Material reconciling items between the total segment operating profit and group operating profit

EUR million	Q4'24	Q4'23	Q1-Q4'24	Q1-Q4'23
Total segment operating profit	**1 142**	**830**	**2 619**	**2 337**
Restructuring and associated charges	(121)	(181)	(445)	(356)
Amortization of acquired intangible assets	(79)	(86)	(314)	(341)
Transaction and related costs	(22)	—	(23)	—
Impairment and write-off of assets, net of reversals	(6)	(26)	(89)	(25)
Divestment of associates	4	—	190	—
Divestment of businesses	—	(1)	67	20
Change in provisions related to past acquisitions	—	(3)	—	(23)
Costs associated with country exit	—	1	—	49
Other, net	—	—	(6)	—
Operating profit for the group	**917**	**534**	**1 999**	**1 661**

3. DISCONTINUED OPERATIONS

In the second quarter of 2024, Nokia announced it had entered into a put option agreement to sell its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. Upon entering into the agreement Nokia classified the assets and liabilities of ASN as held for sale and recorded an impairment loss of EUR 514 million on the measurement of ASN's net assets to fair value less costs to sell. Beginning from the second quarter of 2024 the Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as a discontinued operation.

The sale was completed on 31 December 2024. Nokia recorded a gain of EUR 29 million related to the sale and received a cash consideration of EUR 98 million from the sale. Nokia expects to receive the remaining cash consideration of EUR 30 million from the sale in the first half of 2025. In addition, Nokia retained a 20% shareholding in ASN with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. Nokia accounts for its remaining interest in ASN as an investment in associated company.

Results of discontinued operations

	Reported			
EUR million	Q4'24	Q4'23	Q1-Q4'24	Q1-Q4'23
Net sales	**331**	**291**	**1059**	**1120**
Expenses	(284)	(273)	(989)	(1090)
Operating profit	**47**	**18**	**70**	**30**
Financial income and expenses	(6)	1	(7)	5
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	—	(514)	—
Gain on sale	29	—	29	—
Profit/(loss) from discontinued operations before tax	**70**	**19**	**(422)**	**35**
Income tax expense	(3)	(1)	(5)	(6)
Profit/(loss) from discontinued operations[1]	**67**	**18**	**(427)**	**29**

(1) Profit/loss from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	Q4'24	Q4'23	Q1-Q4'24	Q1-Q4'23
Net cash flows from/(used in) operating activities	195	100	193	(44)
Net cash flows used in investing activities[1]	(153)	(20)	(188)	(59)
Net cash flows used in financing activities	(6)	(1)	(18)	(14)
Net cash flow from/(used in) discontinued operations	**36**	**79**	**(13)**	**(117)**

(1) Cash proceeds from the disposal of the Submarine Networks business, net of cash disposed of, are included in net cash flows used in investing activities of discontinued operations.

30 January 2025 26

Reconciliation of the gain on sale of Submarine Networks business EUR million 31 December 2024 Cash proceeds 98 Deferred cash consideration 30 Total consideration 128 Carrying amount of net assets on disposal (170) Cumulative other comprehensive income 64 Transaction costs (25) Fair value of retained interest in associate 32 Gain on sale before tax 29 Income tax — Gain on sale after tax 29 Carrying amount of assets and liabilities on disposal EUR million 31 December 2024 Property, plant and equipment 102 Deferred tax assets 80 Inventories 147 Trade receivables 99 Contract assets 293 Other current financial and firm commitment assets 98 Other assets 89 Cash and cash equivalents 227 Total assets 1 135 Lease liabilities 36 Provisions 46 Other financial and firm commitment liabilities 50 Trade payables 93 Contract liabilities 347 Accrued expenses related to customer projects 184 Other liabilities 209 Total liabilities 965 Net assets on disposal 170 30 January 2025 27

4. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q4'24	Q4'23	YoY change	Q1-Q4'24	Q1-Q4'23	YoY change
Americas	**2 077**	**1 840**	**13%**	**6 276**	**6 779**	**(7)%**
Latin America	287	322	(11)%	895	1 046	(14)%
North America	1 791	1 518	18%	5 381	5 733	(6)%
APAC	**1 475**	**1 398**	**6%**	**4 549**	**6 436**	**(29)%**
Greater China	339	337	1%	1 134	1 303	(13)%
India	463	379	22%	1 373	2 842	(52)%
Rest of APAC	674	683	(1)%	2 042	2 291	(11)%
EMEA	**2 431**	**2 178**	**12%**	**8 395**	**7 923**	**6%**
Europe	1 797	1 533	17%	6 362	5 873	8%
Middle East & Africa	633	646	(2)%	2 033	2 050	(1)%
Total	**5 983**	**5 416**	**10%**	**19 220**	**21 138**	**(9)%**

Segment net sales by region

EUR million	Q4'24	Q4'23	YoY change	Q1-Q4'24	Q1-Q4'23	YoY change
Network Infrastructure	**2 031**	**1 712**	**19%**	**6 518**	**6 917**	**(6)%**
Americas	861	738	17%	2 726	2 813	(3)%
APAC	489	310	58%	1 426	1 580	(10)%
EMEA	682	665	3%	2 366	2 524	(6)%
Mobile Networks	**2 431**	**2 450**	**(1)%**	**7 725**	**9 797**	**(21)%**
Americas	738	674	9%	2 365	2 618	(10)%
APAC	775	894	(13)%	2 461	4 184	(41)%
EMEA	917	883	4%	2 899	2 995	(3)%
Cloud and Network Services	**1 054**	**977**	**8%**	**3 022**	**3 220**	**(6)%**
Americas	478	426	12%	1 184	1 306	(9)%
APAC	209	187	12%	649	649	0%
EMEA	367	364	1%	1 189	1 265	(6)%
Nokia Technologies	**463**	**251**	**84%**	**1 928**	**1 085**	**78%**
Group Common and Other[1]	**4**	**26**	**(85)%**	**27**	**119**	**(77)%**
Total	**5 983**	**5 416**	**10%**	**19 220**	**21 138**	**(9)%**

(1) Includes eliminations of inter-segment revenues.

Net sales by customer type

EUR million	Q4'24	Q4'23	YoY change	Q1-Q4'24	Q1-Q4'23	YoY change
Communications service providers (CSP)	4 828	4 421	9%	15 085	17 652	(15)%
Enterprise	689	719	(4)%	2 180	2 282	(4)%
Licensees	463	251	84%	1 928	1 085	78%
Other[1]	4	26	(85)%	27	119	(77)%
Total	**5 983**	**5 416**	**10%**	**19 220**	**21 138**	**(9)%**

(1) Includes net sales of Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from communications service providers and enterprise customers.

30 January 2025

28

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasures all pension and other post-employment plan assets and obligations annually as of 31 December, through valuations performed by external actuaries. At 31 December 2024, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2023): US Pension 5.3% (4.7%), US OPEB 5.3% (4.7%), Germany 3.4% (3.2%) and UK 5.6% (4.5%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 127%, or EUR 4 411 million, at 30 September 2024 to 131% or EUR 4 934 million, at 31 December 2024. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 5% in equities and 23% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	31 December 2024			31 December 2023		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**4 755**	**(796)**	**3 959**	**5 273**	**(978)**	**4 295**
Recognized in income statement	55	(37)	18	77	(46)	31
Recognized in other comprehensive income	257	156	413	(409)	66	(343)
Contributions and benefits paid	145	3	148	136	7	143
Exchange differences and other movements[2]	329	(18)	311	(322)	155	(167)
Net asset/(liability) recognized at the end of the period	**5 541**	**(692)**	**4 849**	**4 755**	**(796)**	**3 959**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies and other transfers, including a reclassification of EUR 17 million defined benefit obligation to liabilities associated with assets held for sale in the second quarter of 2024.

Funded status

EUR million	31 December 2024	30 September 2024	30 June 2024	31 March 2024	31 December 2023
Defined benefit obligation	(15 789)	(16 065)	(16 202)	(16 590)	(16 868)
Fair value of plan assets	20 723	20 476	20 750	20 922	20 914
Funded status	**4 934**	**4 411**	**4 548**	**4 332**	**4 046**
Effect of asset ceiling	(85)	(87)	(85)	(82)	(87)
Net asset recognized at the end of the period	**4 849**	**4 324**	**4 463**	**4 250**	**3 959**

6. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 31 December 2024, Nokia has recognized deferred tax assets of EUR 3.6 billion (EUR 3.9 billion at 31 December 2023).

In addition, at 31 December 2024, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2023), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

30 January 2025 29

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2023.

	Carrying amounts						Fair value
31 December 2024	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income**[1]		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	457	—	—	—	—	457	466
Investments in venture funds	—	—	—	891	—	891	891
Other non-current financial assets	179	—	97	—	40	316	316
Other current financial assets	289	92	—	—	25	406	406
Derivative assets	—	—	197	—	—	197	197
Trade receivables	—	—	—	—	5 248	5 248	5 248
Current interest-bearing financial investments	486	—	1 175	—	—	1 661	1 661
Cash and cash equivalents	5 251	—	1 372	—	—	6 623	6 623
Total financial assets	**6 662**	**92**	**2 841**	**891**	**5 313**	**15 799**	**15 808**
Long-term interest-bearing liabilities	2 918	—	—	—	—	2 918	2 986
Other long-term financial liabilities	33	—	—	45	—	78	78
Short-term interest-bearing liabilities	969	—	—	—	—	969	969
Other short-term financial liabilities	883	—	—	488	—	1 371	1 371
Derivative liabilities	—	—	299	—	—	299	299
Discounts without performance obligations	380	—	—	—	—	380	380
Trade payables	3 213	—	—	—	—	3 213	3 213
Total financial liabilities	**8 396**	**—**	**299**	**533**	**—**	**9 228**	**9 296**

	Carrying amounts						Fair value
31 December 2023	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income**[1]		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	715	—	—	—	—	715	717
Investments in venture funds	—	5	—	779	—	784	784
Other non-current financial assets	161	—	96	—	59	316	316
Other current financial assets	263	—	—	—	22	285	285
Derivative assets	—	—	134	—	—	134	134
Trade receivables	—	—	—	—	4 921	4 921	4 921
Current interest-bearing financial investments	874	—	691	—	—	1 565	1 565
Cash and cash equivalents	4 791	—	1 443	—	—	6 234	6 234
Total financial assets	**6 804**	**5**	**2 364**	**779**	**5 002**	**14 954**	**14 956**
Long-term interest-bearing liabilities	3 637	—	—	—	—	3 637	3 614
Other long-term financial liabilities	33	—	—	28	—	61	61
Short-term interest-bearing liabilities	554	—	—	—	—	554	555
Other short-term financial liabilities	65	—	—	471	—	536	536
Derivative liabilities	—	—	286	—	—	286	286
Discounts without performance obligations	404	—	—	—	—	404	404
Trade payables	3 423	—	—	—	—	3 423	3 423
Total financial liabilities	**8 116**	**—**	**286**	**499**	**—**	**8 901**	**8 879**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

30 January 2025 30

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2024	**779**	**(499)**
Net gains/(losses) in income statement	40	(25)
Additions	96	(13)
Deductions	(20)	16
Transfer out of level 3	(5)	—
Other movements	1	(12)
31 December 2024	**891**	**(533)**

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 17 million related to level 3 financial instruments held at 31 December 2024 was included in the profit and loss during 2024 (net loss of EUR 42 million related to level 3 financial instruments held at 31 December 2023 during 2023).

8. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)	
Issuer/borrower	**Instrument**	**Currency**	**Nominal (million)**	**Final maturity**	**31 December 2024**	**31 December 2023**
Nokia Corporation	2.00% Senior Notes	EUR	378	3/2024	—	375
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	500	500
Nokia Corporation	NIB R&D Loan	EUR	83	5/2025	83	167
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	292	289
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	624	614
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	458	430
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	71	67
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	487	479
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	199	187
Nokia Corporation	4.375% Sustainability-linked Senior Notes(1)	EUR	500	8/2031	513	510
Nokia Corporation	NIB R&D Loan(2)	EUR	100	10/2032	100	—
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	455	463
Nokia Corporation and various subsidiaries	Other liabilities				105	110
Total					**3 887**	**4 191**

(1) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

(2) In October 2024, Nokia signed a loan facility agreement of EUR 250 million with the Nordic Investment Bank (NIB) for financing research and development of 5G and 6G technology. As of 31 December 2024, EUR 100 million has been drawn from the facility and is repayable in two equal installments in 2031 and 2032. The availability period of the remaining loan facility of EUR 150 million ends in April 2025.

Nokia has a committed Revolving Credit Facility with nominal value of EUR 1 412 million maturing in June 2026. For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2023. All borrowings and credit facilities are senior unsecured and have no financial covenants.

30 January 2025 31

NOKIA

9. PROVISIONS

EUR million	Restructuring	Warranty	Litigation and Environmental	Material liability	Project losses	Other[1]	Total
At 1 January 2024	**255**	**200**	**251**	**136**	**110**	**310**	**1 262**
Charged to income statement							
Additions	*397*	*214*	*69*	*144*	*4*	*64*	*892*
Reversals	*(9)*	*(19)*	*(23)*	*(82)*	*(12)*	*(44)*	*(189)*
Total charged/(credited) to income statement	388	195	46	62	(8)	20	703
Utilized during period[2]	(424)	(128)	(64)	(53)	(5)	(29)	(703)
Translation differences and other[3]	—	(37)	9	—	—	(6)	(34)
At 31 December 2024	**219**	**230**	**242**	**145**	**97**	**295**	**1 228**
Non-current	**89**	**19**	**151**	**—**	**77**	**143**	**479**
Current	**130**	**211**	**91**	**145**	**20**	**152**	**749**

(1) Other provisions include provisions for various obligations such as indirect tax provisions, divestment-related provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

(2) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 67 million remained in accrued expenses at 31 December 2024.

(3) Includes reclassifications of EUR 37 million of warranty provision and EUR 8 million of other provisions to liabilities associated with assets held for sale in the second quarter of 2024.

10. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	31 December 2024	31 December 2023
Contingent liabilities on behalf of group companies		
Guarantees issued by financial institutions		
Commercial guarantees	964	1 477
Non-commercial guarantees	498	615
Corporate guarantees		
Commercial guarantees	263	325
Non-commercial guarantees	33	35
Financing commitments		
Customer finance commitments	11	5
Venture fund commitments	306	381

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2023:

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries. The patents in suit cover video-related technologies implemented in Amazon's services and devices. Amazon filed patent infringement proceedings in relation to its patents against Nokia in the US and counterclaims to Nokia's actions, including a UK rate setting action. Amazon appeals against the preliminary injunction awarded to Nokia in a regional court in Brazil were denied. In September 2024, a regional court in Germany ruled that Amazon was infringing one of Nokia's patents and issued an injunction.

HP

In 2023, Nokia commenced patent infringement proceedings against HP in several countries, in relation to patents covering video coding technologies implemented in HP's products. In October 2024, Nokia announced that it had signed a multi-year patent license agreement with HP. The agreement resolves all pending patent litigation between the parties.

30 January 2025 32

Alternative performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

In the second quarter of 2024 Nokia introduced a new measure of financial performance – adjusted free cash flow – which it presents by business group as an additional measure of cash generation, working capital efficiency and capital discipline of the business groups in order for management and investors to better evaluate the cash generation capacity of each of the business groups individually.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures).	Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Adjusted free cash flow	Cash flows from operations – purchases of property, plant and equipment and intangible assets (capital expenditures).	Adjusted free cash flow is an additional measure of cash generation, working capital efficiency and capital discipline used by management and investors to evaluate cash generation capacity of each of the business groups individually. Adjusted free cash flow is intended as a measure of business group performance and is calculated as the free cash flow but excluding interest received, interest paid, and income taxes paid, items that are related to the group structure and which cannot be allocated to the business groups in a meaningful way. This measure is not intended to be used to analyze the overall group performance.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

30 January 2025 33

Comparable to reported reconciliation

Q4'24

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**(3 158)**	**(1 129)**	**(638)**	**83**	**1 142**	**2**	**61**	**(227)**	**977**
Restructuring and associated charges	(63)	2	(55)	(6)	**(121)**	—	—	23	**(98)**
Amortization of acquired intangible assets	—	(5)	(74)	—	**(79)**	—	—	20	**(59)**
Transaction and related costs	—	—	(22)	—	**(22)**	—	—	—	**(22)**
Impairment and write-off of assets, net of reversals	(2)	(4)	(1)	—	**(6)**	—	—	1	**(5)**
Divestment of associates	—	—	—	4	**4**	—	—	—	**4**
Fair value changes of current equity investments	—	—	—	—	**—**	—	(30)	—	**(30)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(1)	—	**(1)**
Changes in the recognition of deferred tax assets	—	—	—	—	**—**	—	—	(20)	**(20)**
Items affecting comparability	(65)	(7)	(151)	(1)	**(225)**	—	(32)	25	**(231)**
Reported	**(3 223)**	**(1 136)**	**(789)**	**82**	**917**	**2**	**29**	**(202)**	**746**

Q4'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax expense	Profit/(loss) from continuing operations
Comparable	**(2 995)**	**(1 023)**	**(615)**	**47**	**830**	**4**	**(32)**	**(247)**	**555**
Restructuring and associated charges	(76)	(19)	(85)	(1)	**(181)**	—	—	37	**(145)**
Amortization of acquired intangible assets	—	(12)	(74)	—	**(86)**	—	—	16	**(70)**
Impairment and write-off of assets, net of reversals	—	(26)	—	—	**(26)**	—	—	5	**(21)**
Change in provisions related to past acquisitions	—	—	—	(3)	**(3)**	—	—	1	**(2)**
Divestment of businesses	—	—	—	(1)	**(1)**	—	—	—	**—**
Costs associated with country exit	—	—	—	1	**1**	—	—	—	**1**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(7)	—	**(7)**
Prior year tax benefit related to past operating model integration	—	—	—	—	**—**	—	—	(392)	**(392)**
Deferred tax benefit due to tax rate changes	—	—	—	—	**—**	—	—	30	**30**
Items affecting comparability	(76)	(57)	(159)	(4)	**(296)**	—	(7)	(303)	**(606)**
Reported	**(3 071)**	**(1 080)**	**(774)**	**43**	**534**	**4**	**(39)**	**(550)**	**(51)**

Q1-Q4'24

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**(10 176)**	**(4 298)**	**(2 423)**	**296**	**2 619**	**7**	**152**	**(602)**	**2 175**
Restructuring and associated charges	(155)	(135)	(144)	(10)	**(445)**	—	—	87	**(357)**
Amortization of acquired intangible assets	—	(20)	(294)	—	**(314)**	—	—	74	**(240)**
Divestment of associates	—	—	—	190	**190**	—	—	(3)	**187**
Impairment and write-off of assets, net of reversals	(25)	(58)	(6)	—	**(89)**	—	—	21	**(69)**
Divestment of businesses	—	—	—	67	**67**	—	17	(21)	**62**
Transaction and related costs	—	(1)	(22)	—	**(23)**	—	—	—	**(23)**
Fair value changes of legacy IPR fund	—	—	—	(5)	**(5)**	—	—	1	**(4)**
Fair value changes of current equity investments	—	—	—	—	**—**	—	(79)	—	**(79)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(5)	—	**(5)**
Changes in the recognition of deferred tax assets	—	—	—	—	**—**	—	—	63	**63**
Items affecting comparability	(180)	(214)	(467)	241	**(620)**	—	(67)	222	**(464)**
Reported	**(10 356)**	**(4 512)**	**(2 890)**	**537**	**1 999**	**7**	**85**	**(380)**	**1 711**

30 January 2025 34

Q1-Q4'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**(12 440)**	**(4 143)**	**(2 448)**	**230**	**2 337**	**(11)**	**(140)**	**(596)**	**1 590**
Restructuring and associated charges	(151)	(61)	(138)	(6)	**(356)**	—	—	69	**(288)**
Amortization of acquired intangible assets	—	(49)	(292)	—	**(341)**	—	—	76	**(265)**
Costs associated with country exit	—	—	—	49	**49**	—	—	(10)	**39**
Impairment and write-off of assets, net of reversals	—	(25)	—	—	**(25)**	(28)	—	5	**(48)**
Change in provisions related to past acquisitions	—	—	—	(23)	**(23)**	—	—	5	**(18)**
Divestment of businesses	(1)	—	—	21	**20**	—	(11)	(6)	**3**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(2)	—	**(2)**
Prior year tax benefit related to past operating model integration	—	—	—	—	**—**	—	—	(392)	**(392)**
Deferred tax benefit due to tax rate changes	—	—	—	—	**—**	—	—	30	**30**
Items affecting comparability	(152)	(135)	(430)	40	**(676)**	(28)	(13)	(224)	**(941)**
Reported	**(12 592)**	**(4 277)**	**(2 878)**	**270**	**1 661**	**(39)**	**(153)**	**(820)**	**649**

Net cash and interest-bearing financial investments

EUR million	31 December 2024	30 September 2024	30 June 2024	31 March 2024	31 December 2023
Non-current interest-bearing financial investments	457	441	438	509	715
Current interest-bearing financial investments	1 661	1 714	1 863	1 837	1 565
Cash and cash equivalents	6 623	7 043	6 853	6 561	6 234
Total cash and interest-bearing financial investments	8 741	9 198	9 154	8 907	8 514
Long-term interest-bearing liabilities[1]	2 918	2 785	2 747	3 124	3 637
Short-term interest-bearing liabilities[1]	969	953	932	646	554
Total interest-bearing liabilities	3 887	3 738	3 679	3 770	4 191
Net cash and interest-bearing financial investments	**4 854**	**5 460**	**5 475**	**5 137**	**4 323**

(1) Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q4'24	Q4'23	Q1-Q4'24	Q1-Q4'23
Net cash flows from operating activities	209	1 870	2 493	1 317
Purchase of property, plant and equipment and intangible assets	(158)	(149)	(472)	(652)
Free cash flow	**51**	**1 721**	**2 021**	**665**

30 January 2025 35

Adjusted free cash flow

EUR million	Q1'24	Q2'24	Q3'24	Q4'24	Q1-Q4'24
Network Infrastructure - Continuing operations	91	(187)	311	218	433
Network Infrastructure - Discontinued operations[1]	14	(27)	(21)	171	137
Mobile Networks	698	688	362	(276)	1 472
Cloud and Network Services	(15)	11	93	(13)	76
Nokia Technologies	482	129	84	173	868
Group Common and Other[2]	(163)	(110)	(123)	(190)	(586)
Adjusted free cash flow	**1 107**	**504**	**706**	**83**	**2 400**

(1) Comprises Submarine Networks business.
(2) Consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

Reconciliation of the adjusted free cash flow to group free cash flow for 2024

EUR million	Q1'24	Q2'24	Q3'24	Q4'24	Q1-Q4'24
Cash flows from operations	1 219	599	813	241	2 872
Purchase of property, plant and equipment and intangible assets	(112)	(95)	(107)	(158)	(472)
Adjusted free cash flow	**1 107**	**504**	**706**	**83**	**2 400**
Interest received	54	58	56	58	226
Interest paid	(84)	(56)	(73)	(50)	(263)
Income taxes paid, net	(122)	(112)	(68)	(40)	(342)
Free cash flow	**955**	**394**	**621**	**51**	**2 021**

EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Network Infrastructure - Continuing operations	504	(45)	13	464	936
Network Infrastructure - Discontinued operations[1]	(166)	(58)	44	76	(104)
Mobile Networks	(714)	(7)	(353)	328	(746)
Cloud and Network Services	158	(94)	(106)	253	211
Nokia Technologies	270	186	154	746	1 356
Group Common and Other[2]	(45)	(241)	(16)	(47)	(349)
Adjusted free cash flow	**7**	**(259)**	**(264)**	**1 820**	**1 304**

(1) Comprises Submarine Networks business.
(2) Consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

Reconciliation of the adjusted free cash flow to group free cash flow for 2023

EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Cash flows from operations	239	(132)	(120)	1 969	1 956
Purchase of property, plant and equipment and intangible assets	(232)	(127)	(144)	(149)	(652)
Adjusted free cash flow	**7**	**(259)**	**(264)**	**1 820**	**1 304**
Interest received	30	51	42	55	178
Interest paid	(51)	(55)	(72)	(63)	(241)
Income taxes paid, net	(135)	(197)	(153)	(91)	(576)
Free cash flow	**(149)**	**(460)**	**(447)**	**1 721**	**665**

30 January 2025 36

Comparable return on invested capital (ROIC)

Q4'24

EUR million	Rolling four quarters	Q4'24	Q3'24	Q2'24	Q1'24
Comparable operating profit	2 619	1 142	454	423	600
Comparable profit before tax	2 777	1 204	480	445	648
Comparable income tax expense	(602)	(227)	(122)	(117)	(136)
Comparable operating profit after tax	**2 050**	**926**	**338**	**312**	**474**

EUR million	Average	31 December 2024	30 September 2024	30 June 2024	31 March 2024	31 December 2023
Total equity	20 816	20 747	20 454	21 018	21 234	20 628
Total interest-bearing liabilities	3 853	3 887	3 738	3 679	3 770	4 191
Total cash and interest-bearing financial investments	8 903	8 741	9 198	9 154	8 907	8 514
Invested capital	**15 766**	**15 893**	**14 994**	**15 543**	**16 097**	**16 305**

Comparable ROIC	**13.0%**

Q3'24

EUR million	Rolling four quarters	Q3'24	Q2'24	Q1'24	Q4'23
Comparable operating profit	2 307	454	423	600	830
Comparable profit before tax	2 375	480	445	648	802
Comparable income tax expense	(622)	(122)	(117)	(136)	(247)
Comparable operating profit after tax	**1 698**	**338**	**312**	**474**	**574**

EUR million	Average	30 September 2024	30 June 2024	31 March 2024	31 December 2023	30 September 2023
Total equity	20 937	20 454	21 018	21 234	20 628	21 351
Total interest-bearing liabilities	3 903	3 738	3 679	3 770	4 191	4 137
Total cash and interest-bearing financial investments	8 574	9 198	9 154	8 907	8 514	7 097
Invested capital	**16 266**	**14 994**	**15 543**	**16 097**	**16 305**	**18 391**

Comparable ROIC	**10.4%**

Q4'23

EUR million	Rolling four quarters	Q4'23	Q3'23	Q2'23	Q1'23
Comparable operating profit	2 337	830	418	619	471
Comparable profit before tax	2 186	802	377	555	452
Comparable income tax expense	(596)	(247)	(83)	(146)	(120)
Comparable operating profit after tax	**1 702**	**574**	**326**	**456**	**346**

EUR million	Average	31 December 2023	30 September 2023	30 June 2023	31 March 2023	31 December 2022
Total equity	21 211	20 628	21 351	21 276	21 375	21 426
Total interest-bearing liabilities	4 257	4 191	4 137	4 171	4 310	4 477
Total cash and interest-bearing financial investments	8 260	8 514	7 097	7 831	8 614	9 244
Invested capital	**17 208**	**16 305**	**18 391**	**17 616**	**17 071**	**16 659**

Comparable ROIC	**9.9%**

30 January 2025 37

This financial report was approved by the Board of Directors on 30 January 2025. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 931 580 507 email: investor.relations@nokia.com • Nokia plans to publish its "Nokia in 2024" annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 10 March 2025. • Nokia plans to publish its first quarter 2025 results on 24 April 2025. • Nokia's Annual General Meeting 2025 is planned to be held on 29 April 2025. • Nokia plans to publish its second quarter and half year 2025 results on 24 July 2025. • Nokia plans to publish its third quarter and January-September 2025 results on 23 October 2025. 30 January 2025 38

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal